AZUL S.A. (CNPJ 09.305.994/0001-29)

FEBRUARY 4, 2025

MANAGEMENT PROPOSAL

Azul

TABLE OF CONTENTS

1. Message from the Chairman of the Board of Directors	3
2. Manual for Participating in the EGM and Other Information	5
3. Management Proposal	7
4. Final Remarks	18
ANNEX I	19
ANNEX II	29
ANNEX III	58
ANNEX III-A	67
ANNEX IV	81

1.	Message from the Chairman of the Board of Directors

Dear Shareholder,

In line with the corporate governance practices adopted by Azul S.A. (the “Company” or “Azul”), which are based on the principles of transparency, equity, accountability, and corporate responsibility, we invite you to participate in an exclusively on-line Extraordinary General Meeting of the Company’s shareholders (“EGM”), to be held at first call on February 25, 2025 at 11:00 a.m., using the Ten Meetings digital platform (“Digital Platform”), which will be deemed to be held at the Company’s registered office at Avenida Marcos Penteado de Ulhôa Rodrigues 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, CEP 06460-040, in the municipality of Barueri, State of São Paulo, to deliberate on and decide the following matters, on the Agenda:

A.	to amend the Bylaws to change the authorized capital limit.

B.	to approve the Company’s Stock Option Plan.

C.	to set the number of members of the Board of Directors at thirteen (13) for the current term of office.

D.	to re-appoint an independent member of the Company’s Board of Directors.

E.	to elect a new independent member of the Company’s Board of Directors.

F.	to amend the Bylaws to specify the rule for replacing directors in the event of a vacancy, provided for in its Article 16, Paragraph 3rd.

G.	to amend the Bylaws to provide for the possibility of independent observers at meetings of the Board of Directors, appointed in accordance with its Article 17, Paragraph 4th of the Company’s Bylaws.

H.	subject to approval the preferred hareholders in Special Meeting, to amend the Company’s Bylaws to provide for the automatic, mandatory conversion of all preferred shares issued by the Company into common shares, on the terms set out in its Article 55.

I.	to amend the Bylaws to establish new matters within the competence of the Company’s Board of Directors.

J.	to consolidate the Company’s Bylaws to reflect the approved changes.

The quorum for the installation of the EGM (i) in relation to the resolutions on the matters under items (B), (C), (D) and (E) is 1/4 (one quarter) of the shares issued by the Company with voting rights; and (ii) in relation to the resolutions on the matters under items (A), (F), (G), (H), (I), and (J) is 2/3 (two thirds) of the shares issued by the Company with voting rights.

The matters on the Agenda will be approved by a favorable vote of the Shareholders holding a majority of the common shares issued by the Company present at the EGM. Shareholders holding preferred shares may attend the EGM and discuss the matters on the Agenda, pursuant to article 125, sole paragraph, of Law 6,404, of December 15, 1976 (the “Brazilian Corporations Law”).

In addition, approval of item (H) of the Agenda for the EGM is subject to prior approval by shareholders holding more than one half of the preferred shares issued by the Company, at a Special Meeting, as provided for in article 136 Paragraph 1st of the Brazilian Corporations Law and Article 5, Paragraph 7th of the Company’s Bylaws. Accordingly, this matter will be submitted at a Special Meeting to be held, at first call, on the same day as the EGM. Under article 136 Paragraph 1st of the Brazilian Corporations Law, such approval may be obtained at any time within one (1) year following the date on which the EGM is held.

In compliance with Resolution No. 81/22 of the CVM – Comissão de Valores Mobiliários (“RCVM 81”) the Company advises that the minimum holding in the Company’s voting capital and in its non-voting capital required for installation of an Fiscal Council (Conselho Fiscal) is 2% for the voting capital and 1% for the non-voting capital, as contemplated under CVM Resolution No. 70 of March 22, 2022.

Expecting that this document will help each Shareholder to fully exercise their rights and prerogatives, we reiterate the importance of the shareholders’ participation in the EGM.

The Company’s Investor Relations team is available to answer any questions shareholders may have, by e-mail sent to invest@voeazul.com.br, or by telephone at +55 (11) 4831-2880.

Sincerely,

David Gary Neeleman

Chairman of the Board of Directors

2.	Manual for Participating in the EGM and Other Information

The EGM will be held exclusively on-line, considering that the virtual format, in the judgment of the Company’s management, reduces the cost of shareholder participation in the meeting, facilitating and contributing to greater shareholder attendance at the EGM, and, thus, increasing the representativeness of the resolutions to be taken.

Shareholders holding shares issued by the Company may participate in the EGM directly, by duly appointed proxies, or, in the case of legal entities, by officers duly appointed to represent them, as long as the shares they hold are registered in the Shareholder’s name with the central depositary, B3 S.A. – Brasil, Bolsa, Balcão (“B3”), or with Itaú Corretora de Valores S.A. (“Itaú”), the financial institution engaged by the Company to provide securities registration services, as provided for under article 126 of the Brazilian Corporations Law (Lei 6.404/1976).

In order for the EGM to be held at first call, shareholders representing 1/4 (one quarter) of the shares issued by the Company with voting rights must be present for resolutions on the matters under items (B), (C), (D) and (E); and shareholders representing at least 2/3 (two thirds) of the shares issued by the Company with voting rights must be present for resolutions on the matters under items (A), (F), (G), (H), (I) and (J).

If the quorum is not met, the Company will publish a new Call Notice, announcing the date for holding the EGM at second call to deliberate on and decide the matters for which quorum was not attained. The Call Notice of the EGM to be held at second call will be issued at least eight (8) days in advance, and the quorum for doing business at the meeting will be any number of Shareholders.

2.1.       Attendance at the EGM

Shareholders who wish to attend the EGM should register on the Digital Platform on or before February 23, 2025, in accordance with RCVM 81. To register, follow the steps below:

(i)	Access the following electronic address: https://assembleia.ten.com.br/692604017;

(ii)	Register on the webpage above by creating a unique login and passcode and providing the required documents as indicated below;

(iii)	If the Digital Platform indicates missing information or documents during the registration process, supply the missing information and/or documents; and

(iv)	After your registration is approved, access the same webpage at the time and date of the EGM. Shareholders are encouraged to connect at least 30 minutes in advance, since access will not be permitted once the EGM begins.

Shareholders will be required to provide up-to-date proof of their ownership of their registered, no-par shares in the Company, issued by Itaú and/or by a custodial institution, together with the following documents:

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(i) for natural persons: an original identification document with photo of the Shareholder (such as a government-issued identification card (RG or RNE in Brazil), a driver’s license (CNH in Brazil), or identification card issued by a self-regulatory professional association (carteiras de classe profissional oficialmente reconhecidas in Brazil) or of the Shareholder’s proxy, if applicable;

(ii) for legal entities: an authenticated copy of the entity’s most recent consolidated bylaws, articles of association, and the corporate documentation granting powers of representation (the minutes of meeting appointing the entity’s corporate representatives and/or the relevant instrument of power of attorney), together with an original identification document with photo of the legal representative(s); and

(iii) for investment funds: an authenticated copy of the most recent consolidated regulation of the fund, and the consolidated bylaws, articles of association, or equivalent document of the fund’s administrator or manager, together with the corporate documentation granting powers of representation (the minutes of meeting appointing the officers and/or the relevant instrument of power of attorney) and an original identification document with photo of the legal representative(s).

Once the registration information and documents have been reviewed, Shareholders will receive confirmation of their registration by e-mail. Shareholders who do not receive an e-mail confirming or approving their registration at least twenty four (24) hours prior to the EGM should contact the Company by e-mail at invest@voeazul.com.br.

2.2.       Shareholders Represented by Proxy or Corporate Representative

Shareholders who cannot attend the EGM may be by an attorney-in-fact appointed less than one (1) year prior to the meeting, as provided for in article 126§1 of the Brazilian Corporations Law.

Power of Attorneys can only be granted to individuals who meet at least one of the following requirements: they must be (i) a Shareholder or member of the management of Azul; (ii) a lawyer; or (iii) a financial institution or investment fund administrator representing their members.

For Shareholders that are legal entities, at a session held on November 4, 2013 in Administrative Proceeding CVM RJ2014/3578, the Commissioners of the Brazilian securities regulator, the Comissão de Valores Mobiliários (“CVM”) took the unanimous position that the proxies of legal entities need not meet any of the requirements listed in items (i) to (iii) above.

Shareholders represented by an attorney-in-fact or legal representative must observe the following procedures in relation to the representation documents:

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Deadline for delivery of documents appointing the proxy or corporate representative	February 23, 2025, at least two (2) days prior to the date scheduled for the EGM, in accordance with RCVM 81.
Representation Documents	(i) power of attorney, in accordance with the abovementioned requirements, as applicable; (ii) Bylaws or Articles of Organization and minutes of the Meeting that elected the members of the board of executive officers or board of directors (if the shareholder is a legal entity); and (iii) identification document with photo of the attorney-in-fact or legal representative
Place for Delivery of Representation Documents	On the Digital Platform at https://assembleia.ten.com.br/692604017

Powers of attorney granted in Brazil may be signed by digital or electronic means, in accordance with the terms of Provisional Measure MP 2.200-2 of August 24, 2001, and those granted abroad, unless presented in English, must by notarized by a Notary Public duly qualified for this purpose, apostilled or legalized by the Brazilian consulate in accordance with applicable law, translated into Portuguese by a public translator (tradutor juramentado) and registered in the Registry of Titles and Documents (cartório de registro de títulos e documentos).

The Company has no responsibility for any operational or connection problems that Shareholders or their representatives may experience which makes participation in the EGM difficult or impossible.

The EGM will be recorded in its entirety, as required under applicable regulations.

Shareholders that participate via the Digital Platform will be considered to be present at the EGM and a signatory to the minutes of the meeting, as provided for in RCVM 81.

3.	Management Proposal

Dear Shareholders,

In view of the EGM called on the date hereof to be held on February 25, 2025, Azul’s Management submits to the Company’s Shareholders the following Proposal (“Proposal”) together

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with all the documents and information necessary for the assessment and resolution by the Shareholders of the following matters on the Agenda of the EGM.

Introductory Comments

Pursuant to Material Facts released on October 7, October 28, November 14, December 9 and December 18, 2024, and January 8, 16, 22, and 28, 2025: Azul (i) has successfully entered into definitive binding agreements with lessors, OEMs and other suppliers, improving the Company’s cash flow by more than USD 300 million in the years 2025, 2026 and 2027; and (ii) made and settled an offer in the principal amount of US$525 million on its floating rate Superpriority Notes due 2030 and exchange offers and solicitation of consents described below (“Restructuring”).

As agreed in the Restructuring documents, the Company negotiated the following matters with the ad hoc group of supporting bondholders:

(i)	post-Restructuring governance agreements and long-term management incentive plans, including rights to appoint members of the Board of Directors; and

(ii)	a commitment to migrate to a single class of shares within a specified time period.

As informed above, in the context of the Restructuring, the Company launched the following exchange offers and solicitation of consents (“Exchange Offers”):

(i)	an offer by Azul Secured Finance LLP (“Issuer”) to eligible holders of its 11.930% senior secured first out notes due 2028 (the “1L Notes”) to exchange the 1L Notes for new 11.930% senior secured first out notes due 2028 to be issued by the Issuer (the “New 1L Notes”); and

(ii)	offers by the Issuer to eligible holders of its 11.500% senior secured second out notes due 2029 (the “2029 Notes”) and 10.875% senior secured second out notes due 2030 (the “2030 Notes”, and together with the 2029 Notes, the “2L Notes”, referred to collectively with the 1L Notes, as the “Existing Notes”) to exchange the 2L Notes of the relevant series for new 11.500% senior secured second out notes due 2029 and 10.875% senior secured second out notes due 2030, as applicable, to be issued by the Issuer (the “New 2L Notes” and, together with the New 1L Notes, the “New Notes”).

The terms of the New 2L Notes issued under the relevant Exchange Offers provide for mandatory debt-to-equity swap of the New 2L Notes (“2L Equitization”), subject to certain conditions established under the terms of the New 2L Notes. On consummation of the Exchange Offers, the 2L Equitization will be carried out through a mandatory swap of the principal amount of the New 2L Notes for new preferred shares (including in the form of ADRs) in up to three phases, and through a mandatory exchange for new convertible second out notes.

The terms of the Restructuring have been made available to the shareholders previously and are described in detail in the Material Facts released on October 7, October 28, November 14, December 9 and December 18, 2024, and January 8, 16, 22, and 28, 2025 and in the Comprehensive Restructuring and Recapitalization Term Sheet (“Term Sheet”), available on the Company's Investor Relations website.

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In addition, in the context of the Restructuring, Azul shareholders David Gary Neeleman, Saleb II Founder 1 LLC, Trip Participações S.A., Trip Investimentos Ltda., and Rio Novo Locações Ltda., with the Company as intervening and consenting party, entered into a Shareholder Support Agreement on January 28, 2025, under which the signatory shareholders undertook to attend the EGM and to vote all the shares they hold in favor of matters related to the Restructuring.

The matters proposed for approval at this EGM are being submitted in the context of the Restructuring, which is intended to restructure the Company's principal debts, lease obligations and other obligations, aimed to strengthening the Company's cash generation and improving its future capital structure.

(1)             To amend the Bylaws to change the authorized capital limit.

As described above, the Restructuring involves the equitization of part of the Company’s obligations to (i) lessors and OEMs and (ii) other creditors for new preferred shares to be issued by the Company, on the terms provided for in the documents executed by the Company in connection with the Restructuring, notably:

(i)	up 100,000,000 preferred shares issued or issuable to lessors and original equipment manufacturers (OEMs) in accordance with the transactions contemplated under the Restructuring;

(ii)	preferred shares issued or issuable in accordance with Azul’s first issuance of convertible debentures (originally issued on October 26, 2020, as amended from time to time), including any additional convertible debentures or exchangeable debt instruments issued or guaranteed by Azul, for the purpose of representing an additional 6.5% of the principal amount of such convertible debentures.

(iii)	preferred shares issued or issuable in mandatory exchange for 11.500% Senior Secured Second Out Notes due 2029 and 10.875% Senior Secured Second Out Notes due 2030, in both cases issued on January 28, 2025 by Azul Secured Finance LLP and guaranteed by Azul S.A. and certain of its subsidiaries (the “2L Notes”);

(iv)	preferred shares issued or issuable on optional or mandatory exercise of the exchangeable second out notes to be issued by Azul Secured Finance LLP and guaranteed by Azul S.A. and certain of its subsidiaries (the “2L Exchangeable Notes”), which are (a) issued on mandatory exchange of the 2L Notes or (b) issued in an aggregate principal amount of USD 25 million to an aircraft lessor; and

(v)	preferred shares issued or issuable on exercise of the exchangeable first out notes to be issued by Azul Secured Finance LLP and guaranteed by Azul S.A. and certain of its subsidiaries on mandatory exchange of 11.930% Senior Secured First Out Notes due in 2028, issued on January 28, 2025 by Azul Secured Finance LLP and guaranteed by Azul S.A. and certain of its subsidiaries (the “1L Exchangeable Notes”).

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Furthermore, it will be necessary to issue new common shares in the Company in order to comply with the limit on the proportion between common and preferred shares issued by the Company (which is no more than 50% preferred shares with restricted voting rights) established by the Brazilian Corporations Law.

The measures agreed on under the Restructuring also involve a long-term incentive plan for members of management and other employees and executives to be selected by the Board of Directors, in the form of a Stock Option Plan, in the context of which a maximum number of 250,000,000 (two hundred and fifty million) new preferred shares issued by the Company will be issued, over several years and subject to certain conditions, subject to the approval of the shareholders at this EGM, as contemplated in resolution (2) of the Agenda.

To allow the Board of Directors to approve the issuance of new common and preferred shares, convertible debentures and/or other securities into shares that may be made under the Restructuring, as contemplated in the Exchange Offers, the Management proposes a change to the head of Article 6 of the Company’s Bylaws, under which the Board of Directors will be authorized to approve an increase in the Company’s capital, without need for an amendment to the Bylaws, (i) within a limit of BRL 30,000,000,000.00 (thirty billion Brazilian reais), which limit contemplates only the portion of capital increases made through the issuance of preferred shares or convertible debentures and/or other securities convertible into preferred shares, and (ii) until the number of common shares reaches 7,500,000,000 (seven billion five hundred million), independently of capital increases under item (i) above, provided that the amount contributed to the Company’s capital by reason of the issuance of common shares does not exceed the limit under item (i). The Board of Directors will establish the terms and conditions for the issuances, including the issue price and the term for payment of the price.

Accordingly, the Company’s capital may be increased, within the proposed limits, without need for an amendment to the Bylaws, by resolution adopted by the Board of Directors.

The new authorized capital will have effect from the date of approval at the EGM. All issuances of shares made by the Board of Directors within the authorized capital limit prior to the EGM will be disregarded for the purposes of computing the new limit, including any issuances under capital increases approved up to the date of the EGM but which have not yet been ratified.

The proposed change in the authorized capital limit confers greater speed and flexibility in capital increases to be approved in connection with the equitization of debt under the Restructuring, in the form of issuances of common and preferred shares, convertible debentures and other securities convertible into shares, in fulfillment of the Company’s obligations to its debtors in function of the Restructuring, and also to ensure that the limit on the proportion of common and preferred shares established by the Brazilian Corporations Law is respected and to enable the issuance of new shares under the Stock Option Plan.

In compliance with article 12 of RCVM 81, Annex I to this Proposal contains a comparative table showing the proposed amendments to the Bylaws, highlighting the proposed amendments and explaining their legal and economic effects.

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(2)             To approve the Company’s Stock Option Plan.

The Company also agreed with its creditors, in the context of the Restructuring, on the creation of a Stock Option Plan (“Plan”) on the terms of Annex III-A of this Proposal, to reward performance and align the interests of the Company’s executives with those of its shareholders.

The Plan was proposed to serve as an incentive program for (i) members of Azul’s Board of Directors who are not members of its Board of Officers (Diretoria); (ii) members of Azul’s Executive Board; and (iii) other employees and executives of the Company, to be selected by the Board of Directors with the support of the Remuneration Committee.

In compliance with article 14 of RCVM 81, Annex III to this Proposal contains the information required under Annex B to RCVM 81, including a copy of the Plan proposed by the Management.

(3)             To set the number of members of the Board of Directors at thirteen (13) for the current term of office.

Under Article 16 of the Company’s Bylaws, the Board of Directors is composed of at least five and no more than 14 members, who may but need not be shareholders of the Company and who may but need not be residents of Brazil, all elected and removable by the shareholders in General Meeting for a unified term of office of two years, re-election being permitted. The Board of Directors is currently composed of 12 members.

Under the documents signed in connection with the Restructuring, the Company agree to submit to its shareholders the election of a new independent member of the Board of Directors, to be nominated by a group of the Company’s creditors.

The Management therefore proposes to fix the number of the members of the Board of Directors at 13 for the current term of office, thus creating a new seat of the Board of Directors to be filled by election of a new member to sit for the same term of office as the current members of the Board of Directors until the Annual General Meeting to be held in 2025.

(4)             To re-appoint an independent member of the Company’s Board of Directors.

At the meeting of the Board of Directors held on January 6, 2025, the Board approved the nomination of Mr. Ricardo Vaze Pinto, Brazilian, married, lawyer, registered with the Brazilian Bar Association, Minas Gerais section (OAB/MG) under no. 73.786, tax identification number CPF/MF 973.873.396-00, having business offices in the City of Vitória, State of Espírito Santo, at Rua José Alexandre Buaiz, 300, 18° andar, Ed. Work Center, Enseada do Suá, as a member of the Company’s Board of Directors, to occupy the vacancy left by the resignation of Mr. Décio Luiz Chieppe.

Based on article 150 of the Brazilian Corporations Law, the Company’s Board of Directors submits to the shareholders a proposal to confirm the appointment of Mr. Ricardo Vaze Pinto, who meets the requirements of an independent member of the Board within the meaning of the Company’s Bylaws, Annex K of CVM Resolution 80, and B3 S.A. – Brasil, Bolsa, Balcão’s Nível 2 Corporate Governance

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Listing Regulation, for a term of office coinciding with the term of the current members of the Board of Directors, until the Annual General Meeting of 2025.

As provided for in article 11 of RCVM 81, detailed information on the candidate to the Company’s Board of Directors can be found in Annex IV to this Proposal.

(5)             To elect a new independent member of the Company’s Board of Directors.

If the preceding resolution is approved, the Company’s Management submits to the shareholders a proposal to elect Mr. James Jason Grant, American, administrator, holder of the passport No. 544372630, with business address in the municipality of Barueri, State of São Paulo, at Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, who qualifies as an independent director under the terms of the Company’s Bylaws, Annex K of CVM Resolution 80, the Listing Regulations of Level 2 of Corporate Governance of B3 S. A. - Brasil, Bolsa, Balcão, with a unified term of office with the current members of the Board of Directors until the 2025 Annual General Meeting.

With the election of the new members, the Company’s Board of Directors will be composed of 13 members, as follows:

1.	David Gary Neeleman – Chairman of the Board of Directors;
2.	Sergio Eraldo de Salles Pinto – Vice-Chairman of the Board of Directors;
3.	Carolyn Luther Trabuco;
4.	Michael Paul Lazarus;
5.	José Mario Caprioli dos Santos;
6.	Ricardo Vaze Pinto;
7.	Renan Chieppe;
8.	Patrick Wayne Quayle;
9.	Gilberto de Almeida Peralta;
10.	Peter Allan Otto Seligmann;
11.	Renata Faber Rocha Ribeiro;
12.	Daniella Marques Consentino; and
13.	James Jason Grant.

With the exception of Mr. David Gary Neeleman, all the other candidates meet the criteria for Independence established in Annex K of CVM Resolution 80, and B3 S.A. – Brasil, Bolsa, Balcão’s Nível 2 Corporate Governance Listing Regulation.

Management informs the shareholders that because this matter involves the election of a new member to the Board of Directors to fill a new position created by an amendment to the Company’s Bylaws during the current term of office, neither the procedure for separate election of board members nor the multiple voting process applies.

As provided for in article 11 of RCVM 81, detailed information on the candidate to the Company’s Board of Directors can be found in Annex IV to this Proposal.

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(6)             To amend the Bylaws to specify the rule for replacing directors in the event of a vacancy, provided for in its Article 16, Paragraph 3rd.

The Management proposes that Article 16, Paragraph 3rd of the Bylaws be amended to specify the rule for replacement of directors in the event of a vacancy on the board, and to avoid doubt over such replacements. Management proposes the adoption of the wording found in article 150 of the Brazilian Corporations Law, given that, regardless of the number of members composing the Board of Directors, if the position of an effective member of the board becomes vacant, the remaining members of the Board of Directors will appoint a replacement, who will hold the position temporarily, until the date of the next following General Meeting of shareholders, at which a new member will be elected to hold the position for the remaining portion of the board’s unified term of office.

In compliance with article 12 of RCVM 81, Annex I to this Proposal contains a comparative table showing the proposed amendments to the Bylaws, highlighting the proposed amendments and explaining their legal and economic effects.

(7)             To amend the Bylaws to provide for the possibility of independent observers at meetings of the Board of Directors, appointed in accordance with Article 17, Paragraph 4th of the Company’s Bylaws.

Under the documents signed in the context of the Restructuring, the Company agree to submit to the shareholders a resolution to amend the Company’s Bylaws to allow an observer appointed by a group of the Company’s creditors to participate in meetings of the Board of Directors.

The Management therefore proposes an amendment to Article 17, Paragraph 4 of the Bylaws to allow one observer to participate in meetings of the Board of Directors, who will be appointed in the manner provided for in the Exchange Offer documents, and who (i) must meet the requirements of an independent director under the Company’s Bylaws, Annex K of CVM Resolution 80, and B3 S.A. – Brasil, Bolsa, Balcão’s Nível 2 Corporate Governance Listing Regulation, and the rules issued by the New York Stock Exchange – NYSE, (ii) must meet the requirements under article 147 of the Brazilian Corporations Law, without falling under any of the impediments stated in that provision; and (iii) will have all the rights and duties of the other members of the Board, except the right to vote and to be included in calculating the quorum for doing business at meetings of the Board. The observer will be admitted to meetings of the Board of Directors on signing the appropriate confidentiality undertaking.

As explained above, this measure was negotiated with the Company’s creditors and is an essential part of the Restructuring.

In compliance with article 12 of RCVM 81, Annex I to this Proposal contains a comparative table showing the proposed amendments to the Bylaws, highlighting the proposed amendments and explaining their legal and economic effects.

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(8)             Subject to approval of the amendment by the preferred Shareholders in Special Meeting, to amend the Company’s Bylaws to provide for the automatic, mandatory conversion of all preferred shares issued by the Company into common shares, on the terms set out in its Article 55.

The Management proposes an amendment to article 5 and the addition of a new article 55 to the Company’s Bylaws to provide for the automatic, mandatory conversion of all preferred shares issued by the Company, at the Mandatory Conversion Ratio (as defined in Paragraph 5 of the new Article 55 of the Bylaws) on the Conversion Date (as defined in Paragraph 2 of the new Article 55).

The automatic conversion is a measure that was negotiated by the Company, an ad hoc group of bondholders and its controlling shareholder in the context of the negotiations relating to the Restructuring, and aims to allow the unification of all classes of shares issued by the Company into a single class of common shares with voting rights.

As a result of the automatic conversion, all preferred shares issued by the Company existing on the effective date of the conversion will be automatically converted into common shares, resulting in a significant dilution of the voting rights of the shareholders that hold common shares. In this context and in view of the benefits that will be conferred on the preferred shares, the Restructuring documents provide that the automatic conversion will involve a different exchange ratio, to be carried out in the form of the formula provided for in Chapter XII of the Company’s Bylaws.

The adjustment in the case common share base percentage described above was independently negotiated with the context of the Restructuring, considering (among other factors) the fact that control of the Company will be diluted by reason of the automatic conversion and that the preferred shares will automatically be converted into common shares, with the result that after conversion the shareholders will be entitled to vote at all meetings of the Company’s shareholders on equal terms with the current common shareholders. The automatic conversion, including the Mandatory Conversion Ratio, must be approved at a Special Meeting by preferred shareholders representing more than one half of the preferred shares issued by the Company.

The Board of Directors will take all the necessary measures to implement the provisions of Article 55, including the mandatory automatic conversion, and will be responsible for verifying the occurrence or non-occurrence of the Business Combination (as defined in § 3 of Article 55) and the effective Conversion Date. The measure is inserted in the context of negotiations with the Company's creditors, and is an inseparable part of its Restructuring.

After the mandatory automatic conversion provided for in Article 55 and the unification of all shares issued by the Company into a single class of common shares, the Company will no longer be able to issued new preferred shares, and Paragraphs 3 and 8 of Article 55 will automatically become null and void.

For the purposes of the automatic conversion, the “Conversion Date” is the first to occur of:

(i)	the effective date of consummation of a Business Combination;

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(ii)	May 1, 2026 (“Initial Deadline”), unless the Company has, by April 30, 2026, (i) entered into a binding agreement (including a binding term sheet, memorandum of understanding or letter of intent) providing for the execution of a Business Combination; and, (ii) to the extent legally required, sought approval of such Business Combination from the applicable competition authorities (including through the submission of an initial application for approval prior to the execution of a definitive agreement), in which case the Initial Deadline shall be extended until 10 business days after the date on which such binding agreement is terminated (if applicable); and

(iii)	September 15, 2026,

Furthermore, a “Business Combination” means any business combination (whether through merger, transformation, incorporation, incorporation of shares, acquisition, spin-off, or other form of corporate reorganization or any business combination) between the Company and a company or business (including through subsidiaries) in the same industry and which are, or were on December 17, 2024, listed or whose shares are, or were on December 17, 2024, publicly traded on any stock exchange in the United States of America or Brazil.

If a Business Combination involves the Disposal of Control of the Company subject to a resolutive condition, the mandatory conversion of preferred shares into common shares in accordance with this Article 55, shall occur immediately following the consummation of the Disposal of Control of the Company, and the Acquirer shall initiate the public tender offering referenced in Article 40 above, taking into account the mandatory conversion provided for herein, ensuring that shareholders receive the same terms and price per share as those paid per common share to the Selling Controlling Shareholder.

Lastly, the “Mandatory Conversion Ratio” is, for each one (1) preferred share, the number of common shares equal to the quotient obtained by dividing (i) the Total Adjusted Converted Preferred Shares by (ii) the Total Base Non-Converted Preferred Shares. Any fractional common shares to which a shareholder is entitled resulting from the mandatory automatic conversion provided for herein, shall be rounded down to the nearest whole share. For the purposes of calculating the Mandatory Conversion Ratio, the terms below shall have the following meanings:

(a)	“Adjusted Common Shares Percentage” means the Base Common Shares Percentage plus four (4) percentage points. For example, if the Base Common Shares Percentage were fifty percent (50%), the Adjusted Common Shares Percentage would be fifty-four percent (54%);

(b)	“Base Common Shares Percentage” means the quotient (expressed as a percentage) obtained by dividing (i) the Total Common Shares, by (ii) the sum of the Total Common Shares and the Total Base Converted Preferred Shares;

(c)	“Total Common Shares” means the number of common shares issued on the Conversion Date and immediately prior to the conversion of all of the Company's preferred shares into common shares in accordance with this Article 55;

15

(d)	“Adjusted Total Converted Preferred Shares” means the number obtained by dividing (i) the product of multiplying the Total Common Shares by the difference between (a) one hundred percent (100%), and (b) the Adjusted Common Shares Percentage, by (ii) the Adjusted Common Shares Percentage. The Total Adjusted Convertible Preferred Shares corresponds to the total number of common shares to be received by the holders of preferred shares in exchange for the Total Non-Convertible Base Preferred Shares in the mandatory conversion provided for in accordance with this Article 55;

(e)	“Total Base Converted Preferred Shares” means the number equal to seventy-five (75) times the Total Base Preferred Shares Not Converted; and

(f)	“Total Base Non-Converted Preferred Shares” means the sum of (i) all preferred shares issued by the Company on January 28, 2025 (excluding preferred shares held by the Company in treasury), (ii) 100,000,000 of preferred shares (to be issued by the Company as a result of the capitalization of credits held against the Company by lessors and original equipment manufacturers), and (iii) any preferred shares to be issued pursuant to any securities convertible or exchangeable into shares issued by the Company as part of the restructuring transactions concluded by the Company in January 2025, including call, subscription or exchange options, which may result in the issuance of shares of the Company (including the maximum number of preferred shares that may be granted under any long-term incentive plan of the Company, assuming that all the conditions set forth in the respective award agreements have been met). The preferred shares to be issued pursuant to Item (iii) shall be calculated as if they had been issued on the date of exercise of the conversion right, with the issue price of such shares determined based on the terms of the applicable issuance document of such security; if the price has not yet been determined or if a volume-weighted average price (“VWAP”) calculation is required based on a measurement period specified under the terms of the applicable issuance document of such security, the VWAP calculated based on the measurement period ending on the date of exercise of the conversion right shall serve as the price or VWAP for the purposes of such calculation.

In accordance with article 136 Paragraph 1st of the Brazilian Corporations Law and Article 5 Paragraph 7th of the Bylaws, the approval of this matter is subject to prior approval by shareholders representing more than one half of the preferred shares issued by the Company in Special Meeting to be held on the date of the EGM.

In compliance with article 12 of RCVM 81, Annex I to this Proposal contains a comparative table showing the proposed amendments to the Bylaws, highlighting the proposed amendments and explaining their legal and economic effects.

(9)             To amend the Bylaws to establish new matters within the competence of the Company’s Board of Directors.

The Management proposes an amendment to Article 19 of the Company’s Bylaws to establish new matters in the list of the Board of Directors’ powers and duties, to ensure greater agility in the Company’s decision-making in adopting the measures needed for its Restructuring. Thus, in addition to the matters already provided for in the Bylaws, the Board of Directors will have powers to (A) give

16

its opinion on the distribution of dividends above the minimum mandatory dividend and to decide on the distribution of intermediate or interim dividends, as provided for in Article 35 Paragraph 3rd of the Bylaws; (B) decide on the distribution of interest on equity (juros sobre o capital próprio), as provided for in Article 36 of the Bylaws; (C) decide on the making of binding agreements (including, but not limited to, memorandums of understanding, letters of intent and terms of agreement) for the Business Combination or any other similar transaction by the Company; (D) supervise and ensure the Company’s compliance with the terms and conditions of the instruments entered into by the Company and its affiliates in relation to the transactions necessary for the restructuring of the Company’s debts, as established and outlined in the terms of the Transaction Support Agreement entered into on October 27, 2024 with the holders of secured notes maturing in 2028, 2029 and 2030, and of the Company’s first series of convertible (Supporting Creditors) debentures, including, but not limited to, the instruments, indentures and collateral agreements directly or indirectly related to: (i) the Floating Rate Superpriority PIK Toggle Notes due 2030; (ii) the Senior Secured First Out Notes due 2028 bearing interest of 11.930% (11. 930% Senior Secured First Out Notes due 2028); (iii) the first series of convertible debentures of Azul S.A. (AZUL11) (“Convertible Debentures”); (iv) the senior secured second out notes bearing interest of 11.500% due 2029 (“the 11.500% Senior Secured Second Out Notes due 2029”); (v) the senior secured second out notes bearing interest of 10.875% (10.875% Senior Secured Second Out Notes due 2030); and (vi) the transactions to be consummated in connection with the foregoing, including the issuance of the exchangeable notes and equitizations.

In addition, Management proposes an amendment to Article 11, item “o”, to reflect the broader scope of the Board of Directors’ powers and duties under Article 19 of the Bylaws and to ensure that the shareholders in General Meeting continue to have powers to decide on the distribution of dividends above the mandatory minimum and the payment of interest on equity in excess of the amount contemplated in the Company’s annual business plans or budget.

In compliance with article 12 of RCVM 81, Annex I to this Proposal contains a comparative table showing the proposed amendments to the Bylaws, highlighting the proposed amendments and explaining their legal and economic effects.

(10)          To consolidate the Company’s Bylaws to reflect the approved changes.

In view of the amendments proposed above, the Management proposes the consolidation of the Company’s Bylaws, in the form of Annex II to this Proposal.

17

4.	Final Remarks

In addition to the information included in this Proposal and annexes hereto, the Shareholders of Azul may have access to the other documents relating to the matters of the Agenda to be discussed at the EGM, pursuant to article 7 of RCVM 81, as of the date hereof, at the headquarters of the Company, in the Company’s investor relations website (ri.voeazul.com.br), as well as on the CVM websites (https://www.gov.br/cvm/pt-br), B3 (www.b3.com.br) and the U.S Securities and Exchange Commission – SEC (www.sec.gov).

Additionally, the Shareholders of Azul may directly contact the Investor Relations team, by email invest@voeazul.com.br or by telephone at +55 (11) 4831-2880 to clarify any doubts. The Investor Relations Team is at your disposal to promptly respond to all your requests.

Sincerely,

David Gary Neeleman

Chairman of the Board of Directors

18

ANNEX I

COMPARATIVE TABLE – BYLAWS

PROPOSED AMENDMENTS AND THEIR LEGAL AND ECONOMIC EFFECTS

(As provided for in article 12 RCVM 81)

CURRENT WORDING [Convenience translation. The original in Portuguese prevails.]	PROPOSED WORDING [Convenience translation. The original in Portuguese prevails.]	EXPLANATION

19

Article 5 - The Company's share capital, fully paid up in Brazilian currency, is R$2,315,627,892.68 (two billion, three hundred and fifteen million, six hundred and twenty-seven thousand, eight hundred and ninety-two reais and sixty-eight centavos), divided into 1,264,715,854 (one billion, two hundred and sixty-four million, seven hundred and fifteen thousand, eight hundred and fifty-four) registered shares, all without par value, of which: (i) 928,965,058 (nine hundred and twenty-eight million, nine hundred and sixty-five thousand and fifty-eight) common shares; and (ii) 335,750,796 (three hundred and thirty-five million, seven hundred and fifty thousand, seven hundred and ninety-six) preferred shares.

(...)

Paragraph 7 - Any change to the provisions of Paragraph 3 of this Article 5, relating to the ratio between common shares and preferred shares to be applied in the conversion provided for in the aforementioned paragraph, shall depend on the prior approval of the holders of preferred shares at a special meeting, as established in Paragraph 1 of Article 136 of the Brazilian Corporation Law.

Paragraph 8 - In the event of a conversion of shares, pursuant to Paragraph 3 of this Article 5, the Company shall record the conversion in its records.

Paragraph 9 - Preferred shares confer on their holders the voting rights limited exclusively to the following matters:

(i)                         conversion, incorporation, merger, merger of shares or split-off of the Company;

(ii)                        approval of contracts between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has an interest, requires a resolution at a Shareholders’ Meeting pursuant to applicable laws or the Company’s Bylaws;

(iii)                      valuation of assets intended for the purposes of increasing the Company's share capital;

(iv)                      selection of a specialized institution or company to determine the Company's Fair Market Value, pursuant to the Sole Paragraph of Article 46, of these Bylaws;

(v)                       amendment or revocation of the provisions of these Bylaws that alter or modify any of the requirements set forth in Item 4.1 of the Level 2 Regulations, provided that this voting right shall remain in effect as long as the Level 2 Corporate Governance Participation Agreement (as defined in the Level 2 Regulations) remains in force;

(vi)                      amendment or revocation of the provisions of these Bylaws that alter or modify any of the requirements set forth in this Paragraph 9, as well as in Paragraphs 10 to 12 of this Article 5 and Articles 12 to 14;

(vii)                     the total remuneration of the Company's managers, as provided in Paragraph 2 of Article 15, below; and

(viii)                   amendment or revocation of the provisions of these Bylaws that alter or modify any of the requirements set forth in Paragraph 2 of Article 15, and Articles 29 to 32.

(…)

Paragraph 12 - The following preferences and advantages are guaranteed to preferred shares issued by the Company:

(i)               the right to receive dividends equal to seventy-five (75) times the amount paid for each common share;

(ii)             the right to participate in a public offering for the acquisition of shares resulting from the Sale of Control of the Company under the same conditions and at a price per share equal to seventy-five (75) times the price per common share paid to the Selling Controlling Shareholder;

(iii)       in the event of the Company's liquidation, priority in the repayment of capital on the common shares in an amount equivalent to the multiplication of the Company's share capital by the Dividend Participation to which the preferred shares issued by the Company are entitled. After the priority repayment of capital and the repayment of the capital of the common shares, the preferred shares will be entitled to repayment of amounts equivalent to multiplying the total of the remaining assets of the shareholders by the Dividend Participation to which the preferred shares are entitled. For clarification purposes, the amounts paid in priority to the preferred shares should be taken into account when calculating the total amount to be paid to the preferred shares in the event of the Company's liquidation.

Article 5 - The Company's share capital, fully paid up in Brazilian currency, is R$2,315,627,892.68 (two billion, three hundred and fifteen million, six hundred and twenty-seven thousand, eight hundred and ninety-two reais and sixty-eight centavos), divided into 1,264,715,854 (one billion, two hundred and sixty-four million, seven hundred and fifteen thousand, eight hundred and fifty-four) registered shares, all without par value, of which: (i) 928,965,058 (nine hundred and twenty-eight million, nine hundred and sixty-five thousand and fifty-eight) common shares; and (ii) 335,750,796 (three hundred and thirty-five million, seven hundred and fifty thousand, seven hundred and ninety-six) preferred shares.

(...)

Paragraph 7 - Any change to the provisions of Paragraph 3 of this Article 5 or Article 55 below, relating to the ratio between common shares and preferred shares to be applied in the conversion provided for in the aforementioned paragraph and Article 55 below, shall depend on the prior approval of the holders of preferred shares at a special meeting, as established in Paragraph 1 of Article 136 of the Brazilian Corporation Law.

Paragraph 8 - In the event of a conversion of shares, pursuant to Paragraph 3 of this Article 5, or Article 55 below, the Company shall record the conversion in its records.

Paragraph 9 - Preferred shares confer on their holders the voting rights limited exclusively to the following matters:

(i)                         conversion, incorporation, merger, merger of shares or split-off of the Company;

(ii)                        approval of contracts between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has an interest, requires a resolution at a Shareholders’ Meeting pursuant to applicable laws or the Company’s Bylaws;

(iii)                      valuation of assets intended for the purposes of increasing the Company's share capital;

(iv)                      selection of a specialized institution or company to determine the Company's Fair Market Value, pursuant to the Sole Paragraph of Article 46, of these Bylaws;

(v)                       amendment or revocation of the provisions of these Bylaws that alter or modify any of the requirements set forth in Item 4.1 of the Level 2 Regulations, provided that this voting right shall remain in effect as long as the Level 2 Corporate Governance Participation Agreement (as defined in the Level 2 Regulations) remains in force;

(vi)                      amendment or revocation of the provisions of these Bylaws that alter or modify any of the requirements set forth in this Paragraph 9, as well as in Paragraphs 10 to 12 of this Article 5 ~~and~~, Articles 12 to 14 and Article 55 below;

(vii)                     the total remuneration of the Company's managers, as provided in Paragraph 2 of Article 15, below; and

(viii)                   amendment or revocation of the provisions of these Bylaws that alter or modify any of the requirements set forth in Paragraph 2 of Article 15, and Articles 29 to 32.

(…)

Paragraph 12 - The following preferences ~~and~~, advantages and characteristics are ~~guaranteed~~ attributed to preferred shares issued by the Company:

(i)               the right to receive dividends equal to seventy-five (75) times the amount paid for each common share;

(ii)             the right to participate in a public offering for the acquisition of shares resulting from the Sale of Control of the Company under the same conditions and at a price per share equal to seventy-five (75) times the price per common share paid to the Selling Controlling Shareholder; ~~and~~

(iii)       in the event of the Company's liquidation, priority in the repayment of capital on the common shares in an amount equivalent to the multiplication of the Company's share capital by the Dividend Participation to which the preferred shares issued by the Company are entitled. After the priority repayment of capital and the repayment of the capital of the common shares, the preferred shares will be entitled to repayment of amounts equivalent to multiplying the total of the remaining assets of the shareholders by the Dividend Participation to which the preferred shares are entitled. For clarification purposes, the amounts paid in priority to the preferred shares should be taken into account when calculating the total amount to be paid to the preferred shares in the event of the Company's liquidation; and

(iv)       automatic convertibility into common shares under the terms of Article 55 below.

The proposed amendment is included in the context of negotiations with the Company's creditors, and is an inseparable part of its Restructuring.

In order to reflect the rights and obligations negotiated with creditors in the context of the Restructuring, the proposal is to amend article 5 of the Company’s Bylaws to adapt it to the mandatory automatic conversion of preferred shares issued by the Company into common shares, as provided for in the new article 55 of the Bylaws.

20

Article 6 – The Company is authorized, upon resolution of the Board of Directors, to increase its share capital, regardless of statutory reform, by issuing up to 230,000,000 (two hundred and thirty million) new preferred shares. The Board of Directors will set the conditions for the issuance, including price and payment period.

(...)

Article 6 – The Company is hereby authorized, by resolution of the Board of Directors, to increase its share capital, regardless of amendment to these Bylaws, ~~by issuing up to 230,000,000 (two hundred and thirty million) new preferred shares~~ (i) in the total amount of R$ 30,000,000,000.00 (thirty billion reais), considering only the portion of capital increases carried out through the issuance of preferred shares or convertible debentures and/or other securities convertible into preferred shares, and (ii) until the number of common shares reaches 7,500,000,000 (seven billion five hundred million), regardless of the capital increases referred to in item (i) above and without the value attributed to the share capital as a result of the issue of such common shares being taken into account for the limit provided for therein. The Board of Directors shall establish the conditions of the issue, including the price and term of payment.

(...)

The proposed amendment is included in the context of negotiations with the Company's creditors, and is an inseparable part of its Restructuring.

The proposal to change the authorized capital limit provides greater speed and flexibility for the consequent increase in the Company's capital through the equalization of its debts in the context of the Restructuring, to be approved in due course, through the issue of common shares, preferred shares, convertible debentures, other securities convertible into preferred shares, in order to give concrete form to the obligations that may be assumed by the Company vis-à-vis its various creditors as a result of the Restructuring.

As a result of the increase in the authorized capital limit, the Board of Directors will be authorized to approve, without the need to amend the bylaws, the issue of common and preferred shares, convertible debentures and other securities convertible into preferred shares, including within the scope of the issues related to the Restructuring, described in this Proposal.

Article 11 – It is the responsibility of the General Shareholders’ Meeting, in addition to other duties conferred upon it by law, and subject to the quorums provided for in these Bylaws and in the applicable legislation:

(...)

o) distribution of dividends above the minimum mandatory dividend or the payment of interest on equity above that contemplated in the Company's annual business plans or budget;

Article 11 – It is the responsibility of the General Shareholders’ Meeting, in addition to other duties conferred upon it by law, and subject to the quorums provided for in these Bylaws and in the applicable legislation:

(...)

o) without prejudice to the provisions of Article 19, items “xxv” and “xxvi”, to resolve on the distribution of dividends exceeding the minimum mandatory dividend or the payment of interest on own share capital above what is provided for in the Company's annual business plans or budget;

The proposed amendment is included in the context of negotiations with the Company's creditors and is an inseparable part of its Restructuring.

The purpose of the proposal is to reflect the expansion of the Board of Directors' powers in Article 19 of the Bylaws and to ensure that the General Shareholders' Meeting retains its powers to decide on the distribution of dividends above the minimum mandatory dividend or the payment of interest on equity above that contemplated in the Company's annual business plans or budget.

21

Article 16 – The Board of Directors is made up of a minimum of five (5) and a maximum of (14) members, whether or not they are shareholders of the Company, resident in Brazil or not, all elected and dismissed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, re-election being permitted.

Paragraph 1 – At least two (2) or twenty percent (20%) of the members of the Board of Directors, whichever is greater, must be Independent Directors and expressly declared as such in the minutes of the General Shareholders’ Meeting at which they are elected, the Independent Director(s) shall also include those elected under the provisions of Article 141, Paragraphs 4 and 5 of the Brazilian Corporation Law, and as specified in Paragraph 3 of this Article 16 below.

(...)

Paragraph 3 – If the Board of Directors is composed of 5 (five) members for any reason a position for a permanent member of the Board of Directors, the remaining members of the Board of Directors shall elect a substitute member, who shall hold office on an interim basis until the next General Shareholders’ Meeting is held, at which a new member shall be elected and hold office for the remaining period until the end of the unified term of office. For the purposes of this paragraph, a vacancy shall occur in the event of removal from office, death, resignation, proven incapacity or disability.

Article 16 - The Board of Directors is made up of a minimum of five (5) and a maximum of (14) members, whether or not they are shareholders of the Company, resident in Brazil or not, all elected and dismissed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, re-election being permitted.

Paragraph 1 - At least two (2) or twenty percent (20%) of the members of the Board of Directors, whichever is greater, must be Independent Directors and expressly declared as such in the minutes of the General Shareholders’ Meeting at which they are elected, the Independent Director(s) shall also include those elected under the provisions of Article 141, Paragraphs 4 and 5 of the Brazilian Corporation Law, and as specified in Paragraph 3 of this Article 16 below.

(...)

Paragraph 3 - If ~~the Board of Directors is composed of 5 (five) members~~, for any reason a position for a permanent member of the Board of Directors becomes vacant, the remaining members of the Board of Directors shall elect a substitute member, who shall hold office on an interim basis until the next General Shareholders’ Meeting is held, at which a new member shall be elected and hold office for the remaining period until the end of the unified term of office. For the purposes of this paragraph, a vacancy shall occur in the event of removal from office, death, resignation, proven incapacity or disability.

The proposed amendment is intended to specify the rule for replacement of directors in the event of a vacancy on the board, and so avoid doubt over such replacements. The proposed amendment adopts the wording found in article 150 of the Brazilian Corporations Law, given that, regardless of the number of members composing the Board of Directors, if the position of an effective member of the board becomes vacant, the remaining members of the Board of Directors will appoint a replacement, who will hold the position temporarily, until the date of the next following General Meeting of shareholders, at which a new member will be elected to hold the position for the remaining portion of the board’s unified term of office.

22

Article 17 – Meetings of the Board of Directors shall be held ordinarily every quarter, but may be convened whenever necessary for corporate matters, upon call by the Chairman of the Board of Directors or by any two (2) other members of the Board of Directors jointly, by means of a written notice at least two (2) days in advance. The notice may be sent by any means permitted with acknowledgement of receipt, including e-mail, and shall specify the place, date and time of the meeting, as well as a summary of the agenda.

(...)

Paragraph 4 – Officers and independent auditors may be invited to attend meetings of the Board of Directors in order to provide any clarifications that may be necessary.

Article 17 – Meetings of the Board of Directors shall be held ordinarily every quarter, but may be convened whenever necessary for corporate matters, upon call by the Chairman of the Board of Directors or by any two (2) other members of the Board of Directors jointly, by means of a written notice at least two (2) days in advance. The notice may be sent by any means permitted with acknowledgement of receipt, including e-mail, and shall specify the place, date and time of the meeting, as well as a summary of the agenda.

(...)

Paragraph 4 - Officers and independent auditors may be invited to attend meetings of the Board of Directors in order to provide any clarifications that may be necessary. Third parties admitted by the Board of Directors to its meetings as "Observer(s)" shall also be allowed to attend, and will have all the rights and duties attributed to the other members of the Board, except the right to vote and to be counted in the quorum for the convening of meetings, such Observers shall be admitted to the meetings of the Board of Directors upon signing a confidentiality agreement.

The proposed amendment is included in the context of negotiations with the Company's creditors and is an inseparable part of its Restructuring.

The proposed amendment allows independent observers to be present at Board of Directors’ meetings.

(...)

Paragraph 10 – In the deliberations of the Board of Directors, the Chairman of the Board (or their substitute for any of the reasons listed in §s 11 and 12 of this and 12 of this Article), in addition to their own vote, shall have the casting vote in the event of a tied vote.

(...)

Paragraph 10 – In the deliberations of the Board of Directors, the Chairman of the Board (or their substitute for any of the reasons listed in ~~§s~~ Paragraph 11 and 12 of this Article), in addition to their own vote, shall have the casting vote in the event of a tied vote.

23

Article 19 – In addition to the matters listed in Article 142 of the Brazilian Corporation Law and other provisions of these Bylaws, the Board of Directors shall have the following responsibilities:

(...)

XXIV. to resolve on any matter submitted to it by the Executive Board;

Article 19 – In addition to the matters listed in Article 142 of the Brazilian Corporation Law and other provisions of these Bylaws, the Board of Directors shall have the following responsibilities:

(...)

XXIV. to resolve on any matter submitted to it by the Executive Board;

XXV. to resolve on the distribution of dividends above the minimum mandatory dividend and decide on the distribution of interim or intermediate dividends, under the terms of Article 35, paragraph 3, of these Bylaws, even if they exceed the amount established for the Company's minimum mandatory dividend;

XXVI. to decide on the distribution of interest on equity, pursuant to Article 36 of these Bylaws, even if it exceeds the amount established for the Company's minimum mandatory dividend these Bylaws, even if it exceeds the amount contemplated in the Company's annual business plans or budget;

XXVII. to resolve on the signing of binding agreements (including, but not limited to, memorandum of understanding, letter of intent and term of agreement) for the Business Combination or any other similar transaction by the Company;

The proposed amendment is included in the context of negotiations with the Company's creditors and is an inseparable part of its Restructuring.

The proposed amendment to Article 19 adds new matters to the list of the Board of Directors’ powers and duties, to ensure greater agility in the Company’s decision-making in adopting the measures needed for its Restructuring.

24

XXV. to express a favorable or contrary opinion regarding any public offer for the acquisition of shares whose purpose is the shares issued by the Company, through a reasoned prior opinion, published within 15 (fifteen) days of the publication of the notice of the public offer for acquisition of shares, which must address, at a minimum: (i) the price of the public acquisition offer; (ii) the convenience and timeliness of the public offer for the acquisition of shares in relation to the interests of all shareholders and in relation to the liquidity of the securities held by them; (iii) the repercussions of the public offer for acquisition of shares on the Company's interests; (iv) the strategic plans disclosed by the offeror in relation to the Company; (v) a description of the relevant changes in the Company's financial situation, which have occurred since the date of the last financial statements or quarterly information disclosed to the market; (vi) other aspects relevant to the shareholder’s decision; (vii) other points that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the CVM; and

~~XXV~~XXVIII. to issue a favorable or unfavorable opinion on any public tender offer for the acquisition of shares issued by the Company, by means of a prior reasoned opinion statement, published within fifteen (15) days of the publication of the public tender offer for the acquisition of shares, addressing, at a minimum: (i) the price offered in the tender offer; (ii) the suitability and timing of the tender offer in relation to the interests of the shareholders as a whole, including in relation to the liquidity of the securities held by them; (iii) the impact of the tender offer on the interests of the Company; (iv) the strategic plans disclosed by the bidder in relation to the Company; (v) a summary of any material changes in the Company's financial position since the date of the last financial statements or quarterly reports disclosed to the market; (vi) other material factors to the shareholder's decision; (vii) any other points that the Board of Directors deems pertinent, as well as the information required by the applicable CVM regulations; ~~and~~

XXIX. supervise and ensure the Company's compliance with the terms and conditions of the instruments entered into by the Company and its affiliates in relation to the transactions necessary for the restructuring of the Company's debts, as established and outlined in the terms of the Transaction Support Agreement entered into, on October 27, 2024, with the holders of secured notes maturing in 2028, 2029 and 2030, and of the Company’s first series of convertible (Supporting Creditors), including, but not limited to, the instruments, indentures and collateral agreements directly or indirectly related to: (i) the Floating Rate Superpriority PIK Toggle Notes due 2030; (ii) the Senior Secured First Out Notes due 2028 bearing interest of 11.930% (11. 930% Senior Secured First Out Notes due 2028); (iii) the first series of convertible debentures of Azul S.A. (AZUL11) (“Convertible Debentures”); (iv) the senior secured second out notes bearing interest of 11.500% due 2029 (“11.500% Senior Secured Second Out Notes due 2029”); (v) the senior secured second out notes bearing interest of 10.875% (10.875% Senior Secured Second Out Notes due 2030); and (vi) the transactions to be consummated in connection with the foregoing, including the issuance of the exchangeable notes and equitizations; and

25

XXVI. to resolve on the repurchase and/or trading by the Company of shares issued by the Company or derivatives linked to them, except for the provisions of Article 11, Item "l" of these Bylaws.	~~XXVI~~XXX. to resolve on the repurchase and/or trading by the Company of shares issued by the Company or derivatives linked to them, except for the provisions of Article 11, Item "l" of these Bylaws.

26

Article 37 – Any accumulated losses and reserves for income tax and social contribution on net profit must be deducted from the results of the fiscal year, before any distribution is paid.

Paragraph 1 – The net profits calculated in accordance with the caput of this Article 37 shall be allocated as follows:

I – Five percent (5%) for the formation of the legal reserve, which shall not exceed twenty (20%) percent of the subscribed share capital. In the year in which the balance of the legal reserve, together with the amount of the capital reserves referred to in paragraph 1 of Article 182 of the Brazilian Corporation Law, exceeds thirty (30%) percent of the share capital, it shall not be mandatory to allocate a portion of the net profit for the year to the legal reserve;

II – allocation for the formation of contingency reserves and the reversal of those same reserves constituted in previous years;

III – zero point one percent (0.1%) of the net profit balance, after the deductions referred to in the preceding provisions and the adjustment provided for in Article 202 of the Brazilian Corporation Law, shall be distributed to shareholders as the mandatory dividend; and

IV – the remaining balance, after any retention of profits, based on the capital budget approved at the General Shareholders' Meeting, in accordance with Article 196 of the Brazilian Corporation Law and Article 40 of these Bylaws, shall be distributed as a dividend.

Paragraph 2 – The minimum mandatory dividend shall not be paid to shareholders in relation to the fiscal year in which the Company's Directors inform the General Shareholders' Meeting that such payment is incompatible with the Company's financial situation, provided that the provisions of Article 202, Paragraphs 4 and 5 of the Brazilian Corporation Law are complied with.

Paragraph 3 – Dividends, unless otherwise resolved, shall be paid within a maximum period of sixty (60) days from the date of the resolution for their distribution and, in any event, within the fiscal year.

Article 37 – Any accumulated losses and reserves for income tax and social contribution on net profit must be deducted from the results of the fiscal year, before any distribution is paid.

Paragraph 1 - The net profits calculated in accordance with the caput of this Article 37 shall be allocated as follows:

I – Five percent (5%) for the formation of the legal reserve, which shall not exceed twenty (20%) percent of the subscribed share capital. In the year in which the balance of the legal reserve, together with the amount of the capital reserves referred to in paragraph 1 of Article 182 of the Brazilian Corporation Law, exceeds thirty (30%) percent of the share capital, it shall not be mandatory to allocate a portion of the net profit for the year to the legal reserve;

II – allocation for the formation of contingency reserves and the reversal of those same reserves constituted in previous years;

III – zero point one percent (0.1%) of the net profit balance, after the deductions referred to in the preceding provisions and the adjustment provided for in Article 202 of the Brazilian Corporation Law, shall be distributed to shareholders as the mandatory dividend; and

IV – the remaining balance, after any retention of profits, based on the capital budget approved at the General Shareholders' Meeting, in accordance with Article 196 of the Brazilian Corporation Law and Article ~~40~~39 of these Bylaws, shall be distributed as a dividend.

Paragraph 2 - The minimum mandatory dividend shall not be paid to shareholders in relation to the fiscal year in which the Company's Directors inform the General Shareholders' Meeting that such payment is incompatible with the Company's financial situation, provided that the provisions of Article 202, Paragraphs 4 and 5 of the Brazilian Corporation Law are complied with.

Paragraph 3 – Dividends, unless otherwise resolved, shall be paid within a maximum period of sixty (60) days from the date of the resolution for their distribution and, in any event, within the fiscal year.

The proposed amendment adjusts the numbering of the provision.

27

CHAPTER XII GENERAL PROVISIONS [no corresponding provision]

CHAPTER XII

RULES ON THE AUTOMATIC CONVERSION OF PREFERRED SHARES INTO COMMON SHARES AND GENERAL PROVISIONS

Article 55 - All preferred shares issued by the Company shall automatically convert, on a mandatory basis, into common shares at the Mandatory Conversion Ratio (as defined in Paragraph 5 of this Article 55) on the Conversion Date (as defined in Paragraph 2 of this Article 55). The Board of Directors shall take all necessary measures to implement the provisions of this Article 55, including the automatic mandatory conversion, as well as being responsible for determining the occurrence or non-occurrence of the Business Combination (as defined in Paragraph 3 of this Article 55) and the effective Conversion Date.

Paragraph 1 - Upon the implementation of the mandatory automatic conversion provided for in this Article 55, resulting in the unification of the Company’s shares into a single class of common shares, the Company may not issue new preferred shares, and Paragraphs 3 to 8 of Article 5 shall automatically cease to have effect.

Paragraph 2 - For the purposes of these Bylaws, the "Conversion Date" means the earliest to occur of the following:

(i)                the effective date of the consummation of a Business Combination;

(ii)              May 1, 2026 ("Initial Deadline"), unless the Company has, by April 30, 2026, (i) entered into a binding agreement (including a binding term sheet, memorandum of understanding or letter of intent) providing for the execution of a Business Combination; and, (ii) to the extent legally required, sought approval of such Business Combination from the applicable competition authorities (including through the submission of an initial application for approval prior to the execution of a definitive agreement), in which case the Initial Deadline shall be extended until ten (10) business days after the date on which such binding agreement is terminated (if applicable); and

(iii)             September 15, 2026.

Paragraph 3 - For the purposes of these Bylaws, a “Business Combination” means any business combination (whether through merger, transformation, incorporation, incorporation of shares, acquisition, spin-off, or other form of corporate reorganization or any business combination) between the Company and a company or business (including through subsidiaries) in the same industry and which are, or were on December 17, 2024, listed or whose shares are, or were on December 17, 2024, publicly traded on any stock exchange in the United States of America or Brazil.

Paragraph 4 – If a Business Combination involves the Disposal of Control of the Company subject to a resolutive condition, the mandatory conversion of preferred shares into common shares in accordance with this Article 55, shall occur immediately following the consummation of the Disposal of Control of the Company, and the Acquirer shall initiate the public tender offering referenced in Article 40 above, taking into account the mandatory conversion provided for herein, ensuring that shareholders receive the same terms and price per share as those paid per common share to the Selling Controlling Shareholder.

Paragraph 5 - For the purposes of these Bylaws, the "Mandatory Conversion Ratio" is, for each one (1) preferred share, the number of common shares equal to the quotient obtained by dividing (i) the Total Adjusted Converted Preferred Shares by (ii) the Total Base Non-Converted Preferred Shares. Any fractional common shares, to which a shareholder is entitled, resulting from the mandatory automatic conversion provided for herein, shall be rounded down to the nearest whole share. For the purposes of calculating the Mandatory Conversion Ratio, the terms below shall have the following meanings:

(a)       "Adjusted Common Shares Percentage" means the Base Common Shares Percentage plus four (4) percentage points. For example, if the Base Common Shares Percentage were fifty percent (50%), the Adjusted Common Shares Percentage would be fifty-four percent (54%);

(b)       "Base Common Shares Percentage" means the quotient (expressed as a percentage) obtained by dividing (i) the Total Common Shares, by (ii) the sum of the Total Common Shares and the Total Base Converted Preferred Shares;

(c)       "Total Common Shares" means the number of common shares issued on the Conversion Date and immediately prior to the conversion of all of the Company's preferred shares into common shares in accordance with this Article 55;

(d)       "Adjusted Total Converted Preferred Shares" means the number obtained by dividing (i) the product of multiplying the Total Common Shares by the difference between (a) one hundred percent (100%), and (b) the Adjusted Common Shares Percentage, by (ii) the Adjusted Common Shares Percentage. The Total Adjusted Convertible Preferred Shares corresponds to the total number of common shares to be received by the holders of preferred shares in exchange for the Total Non-Convertible Base Preferred Shares in the mandatory conversion provided for in accordance with this Article 55;

(e)       "Total Base Converted Preferred Shares" means the number equal to seventy-five (75) times the Total Base Preferred Shares Not Converted; and

(f)       "Total Base Non-Converted Preferred Shares" means the sum of (i) all preferred shares issued by the Company on January 28, 2025 (excluding preferred shares held by the Company in treasury), (ii) 100,000,000 of preferred shares (to be issued by the Company as a result of the capitalization of credits held against the Company by lessors and original equipment manufacturers), and (iii) any preferred shares to be issued pursuant to any securities convertible or exchangeable into shares issued by the Company as part of the restructuring transactions concluded by the Company in January 2025, including call, subscription or exchange options, which may result in the issuance of shares of the Company (including the maximum number of preferred shares that may be granted under any long-term incentive plan of the Company, assuming that all the conditions set forth in the respective award agreements have been met). The preferred shares to be issued pursuant to Item (iii) shall be calculated as if they had been issued on the date of exercise of the conversion right, with the issue price of such shares determined based on the terms of the applicable issuance document of such security; if the price has not yet been determined or if a volume-weighted average price ("VWAP") calculation is required based on a measurement period specified under the terms of the applicable issuance document of such security, the VWAP calculated based on the measurement period ending on the date of exercise of the conversion right shall serve as the price or VWAP for the purposes of such calculation.

The automatic conversion is a measure that was negotiated by the Company, an ad hoc group of bondholders and its controlling shareholder in the context of the Restructuring negotiations and is intended to allow the unification of all classes of shares issued by the Company into a single class of common shares with voting rights.

As a result of the automatic conversion, all preferred shares issued by the Company existing on the effective date of the conversion will be automatically converted into common shares, resulting in a significant dilution of the voting rights of the shareholders that hold common shares. In this context and in view of the benefits that will be conferred on the preferred shares, the Restructuring documents provide that the automatic conversion will involve a different exchange ratio, to be carried out in the form of the formula provided for in Chapter XII of the Company’s Bylaws.

The adjustment in the case common share base percentage described above was independently negotiated with the context of the Restructuring, considering (among other factors) the fact that control of the Company will be diluted by reason of the automatic conversion and that the preferred shares will automatically be converted into common shares, with the result that after conversion the shareholders will be entitled to vote at all meetings of the Company’s shareholders on equal terms with the current common shareholders. The automatic conversion, including the Mandatory Conversion Ratio, must be approved at a Special Meeting by preferred shareholders representing more than one half of the preferred shares issued by the Company.

The measure is inserted in the context of the negotiations with the Company's creditors and is an inseparable part of its Restructuring.

Article 55 – Cases not covered by these Bylaws shall be resolved by the General Shareholders’ Meeting and governed in accordance with the provisions of the Brazilian Corporation Law and the Level 2 Regulations.	Article 5~~5~~6 – Cases not covered by these Bylaws shall be resolved by the General Shareholders’ Meeting and governed in accordance with the provisions of the Brazilian Corporation Law and the Level 2 Regulations.	The proposed amendment adjusts the numbering of the provision.

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ANNEX II

CONSOLIDATED BYLAWS

[Convenience translation into English.

The original in Portuguese prevails.]

AZUL S.A.

Publicly-held Company

CNPJ/MF no. 09.305.994/0001-29

NIRE 35.300.361.130 – CVM 24112

BYLAWS

CHAPTER I

CORPORATE NAME, DURATION, REGISTERED OFFICE, PURPOSE AND JURISDICTION

Article 1 - Azul S.A. ("Company") is a company, governed by these Bylaws and the applicable legislation, in particular Brazilian Law No. 6404, dated December 15, 1976, and its subsequent amendments ("Brazilian Corporation Law") and by the Level 2 Corporate Governance Listing Regulations of B3 S.A. - Brasil, Bolsa, Balcão ("B3") ("Level 2 Regulations").

Paragraph 1 - With the admission of the Company to the special listing segment Level 2 Corporate Governance Listing Regulations of B3, the Company, its shareholders, managers and members of the Fiscal Council, if established, are subject to the provisions of the Level 2 Regulations.

Article 2 - The Company has an indefinite term of duration.

Article 3 - The Company's registered office and jurisdiction are located in the municipality of Barueri, State of São Paulo, at Avenida Marcos Penteado de Ulhôa Rodrigues, no. 939, 8º andar, Edifício Jatobá, Condomínio Castelo Branco Office Park, Bairro Tamboré, CEP 06460-040.

Sole Paragraph - By resolution of the Board of Directors, the Company may open or close branches, agencies, offices and representations and any other places of business necessary to conduct the Company's activities anywhere nationally or internationally.

Article 4 - The Company's corporate purpose is to hold direct or indirect stakes in other companies of any kind whose activities include: (a) the operation of scheduled and non-scheduled air transportation services for passengers, cargo or postal mail bags, both nationally and internationally, in accordance with licenses granted by the appropriate authorities; (b) the operation of ancillary air transportation service activities , including charter services for passengers, cargo and postal mail bags; (c) the provision of maintenance and repair services for aircraft, engines, parts and components, whether owned or third-party; (d) the provision of aircraft hangar services; (e) the provision of ground handling ramp and runway services, inflight catering supplies and aircraft cleaning; (f) the acquisition and leasing of aircraft and other related assets; (g) the development and management of its own or third-party customer loyalty programs; (h) the sale of award redemption rights under the customer loyalty program; (i) the operation of Travel and Tourism Agencies; (j) the

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development of other activities that are connected, incidental, ancillary or related to the above activities; and (k) holding interests in other companies.

CHAPTER II

SHARE CAPITAL AND SHARES

Article 5 - The Company's share capital, fully paid up in Brazilian currency, is R$2,315,627,892.68 (two billion, three hundred and fifteen million, six hundred and twenty-seven thousand, eight hundred and ninety-two reais and sixty-eight centavos), divided into 1,264,715,854 (one billion, two hundred and sixty-four million, seven hundred and fifteen thousand, eight hundred and fifty-four) registered shares, all without par value, of which: (i) 928,965,058 (nine hundred and twenty-eight million, nine hundred and sixty-five thousand and fifty-eight) common shares; and (ii) 335,750,796 (three hundred and thirty-five million, seven hundred and fifty thousand, seven hundred and ninety-six) preferred shares.

Paragraph 1 - All of the Company's shares are registered shares, with the option of being held in book-entry form, in which case they shall be held in deposit accounts opened in the name of their holders, at a financial institution duly authorized by the Brazilian Securities and Exchange Commission ("CVM"), and the shareholders may be charged fees as permitted under Paragraph 3 of Article 35 of the Brazilian Corporation Law.

Paragraph 2 - Each common share entitles its holder to one (1) vote in resolutions at General Shareholders' Meetings.

Paragraph 3 - Common shares are convertible into preferred shares, at the discretion of the respective holders of these shares, at a ratio of 75 (seventy-five) common shares for each preferred share, provided that they are fully paid and such conversion does not violate any legal requirements regarding the proportion of common and preferred shares.

Paragraph 4 - If a shareholder wishes to convert his/her common shares into preferred shares, the shareholder must send a signed written notice signed by the shareholder and addressed to the Company's Investor Relations Officer, specifying the number of common shares that the shareholder intends to convert. Upon receipt of the notice, the Company shall immediately notify the other shareholders holding common shares, by means of a notice addressed to each of them, giving them fifteen (15) days to exercise their right to convert the common shares they hold, also by means of a written notice signed by the shareholder and addressed to the Company's Investor Relations Officer, specifying the number of common shares the shareholder intends to convert.

Paragraph 5 - If the Company does not receive the notice within the specified period above, this shall be considered as a lack of interest by the shareholder in exercising the conversion right on the part of the respective shareholder.

Paragraph 6 - In the event that more than one shareholder expresses their intention to convert the common shares they hold into preferred shares, and the number of preferred shares requested for conversion when added to the number of preferred shares already issued, at the end of the period for exercising the conversion right, exceeds the maximum number of preferred shares that may be

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issued under Paragraph 2 of Article 15 of the Brazilian Corporation Law, the common shares shall be converted into preferred shares up to the maximum allowable number of preferred shares, in accordance with the aforementioned provision, and in proportion to the interest in common shares held by each shareholder in the Company at the end of the period for exercising the conversion right.

Paragraph 7 - Any change to the provisions of Paragraph 3 of this Article 5 or Article 55 below, relating to the ratio between common shares and preferred shares to be applied in the conversion provided for in the aforementioned paragraph and Article 55 below, shall depend on the prior approval of the holders of preferred shares at a special meeting, as established in Paragraph 1 of Article 136 of the Brazilian Corporation Law.

Paragraph 8 - In the event of a conversion of shares, pursuant to Paragraph 3 of this Article 5, or Article 55 below, the Company shall record the conversion in its records.

Paragraph 9 - Preferred shares confer on their holders the voting rights limited exclusively to the following matters:

(ix)                      conversion, incorporation, merger, merger of shares or split-off of the Company;

(x)                        approval of contracts between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has an interest, requires a resolution at a Shareholders’ Meeting pursuant to applicable laws or the Company’s Bylaws;

(xi)                      valuation of assets intended for the purposes of increasing the Company's share capital;

(xii)                     selection of a specialized institution or company to determine the Company's Fair Market Value, pursuant to the Sole Paragraph of Article 46, of these Bylaws;

(xiii)                    amendment or revocation of the provisions of these Bylaws that alter or modify any of the requirements set forth in Item 4.1 of the Level 2 Regulations, provided that this voting right shall remain in effect as long as the Level 2 Corporate Governance Participation Agreement (as defined in the Level 2 Regulations) remains in force;

(xiv)                   amendment or revocation of the provisions of these Bylaws that alter or modify any of the requirements set forth in this Paragraph 9, as well as in Paragraphs 10 to 12 of this Article 5, Articles 12 to 14 and Article 55 below;

(xv)                     the total remuneration of the Company's managers, as provided in Paragraph 2 of Article 15, below; and

(xvi)                   amendment or revocation of the provisions of these Bylaws that alter or modify any of the requirements set forth in Paragraph 2 of Article 15, and Articles 29 to 32.

Paragraph 10 - Each of the matters listed in Items (i) to (vi) of Paragraph 9 of this Article 5 shall, for the purposes of these Bylaws and under the terms of this Paragraph 10, be considered "Special Matter(s)" and must be resolved in accordance with this Paragraph 10. The approval of the Special Matters provided for in Items (i) to (v) of Paragraph 9 of this Article 5 by the General Shareholders’ Meeting shall require prior approval at a Special Meeting, in accordance with Chapter IV of these Bylaws, if the Controlling Shareholder holds shares issued by the Company that together represent a Dividend Participation equal to or less than fifty percent (50%). The approval of the Special Matter provided for in Item "vi" of Paragraph 9 of this Article 5 by the General Shareholders’ Meeting shall always depend on prior approval at a Special Meeting

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Paragraph 11 - The rights conferred in Articles (i) 4-A caput; (ii) 105; (iii) 123, Sole Paragraph, (c) and (d); (iv) 126, Paragraph 3; (v) 157, Paragraph 1; (vi) 159, Paragraph 4; (vii) 161, Paragraph 2; (viii) 163, Paragraph 6; (ix) 206, II, (b); and (x) 246, Paragraph 1, (a), all of the Brazilian Corporation Law, may be exercised by shareholders holding shares representing a percentage of Dividend Participation equal to the percentage of share capital or outstanding shares, as the case may be, provided for in such Articles of the Brazilian Corporation Law.

Paragraph 12 - The following preferences, advantages and characteristics are attributed to preferred shares issued by the Company:

(iii)            the right to receive dividends equal to seventy-five (75) times the amount paid for each common share;

(iv)            the right to participate in a public offering for the acquisition of shares resulting from the Sale of Control of the Company under the same conditions and at a price per share equal to seventy-five (75) times the price per common share paid to the Selling Controlling Shareholder;

(iii)       in the event of the Company's liquidation, priority in the repayment of capital on the common shares in an amount equivalent to the multiplication of the Company's share capital by the Dividend Participation to which the preferred shares issued by the Company are entitled. After the priority repayment of capital and the repayment of the capital of the common shares, the preferred shares will be entitled to repayment of amounts equivalent to multiplying the total of the remaining assets of the shareholders by the Dividend Participation to which the preferred shares are entitled. For clarification purposes, the amounts paid in priority to the preferred shares should be taken into account when calculating the total amount to be paid to the preferred shares in the event of the Company's liquidation; and

(iv)       automatic convertibility into common shares under the terms of Article 55 below.

Paragraph 13 - Shareholders have pre-emptive rights, in proportion to their respective holdings in the Company's share capital, in the subscription of shares, debentures convertible into shares or subscription warrants issued by the Company, under the terms of article 171 of the Brazilian Corporation Law and subject to the deadline set by the General Shareholders’ Meeting, which shall not be less than thirty (30) days.

Paragraph 14 - In the event of shareholder redemption, the amount to be paid by the Company, as reimbursement for the shares held by shareholders who have exercised their right of redemption, in circumstances authorized by the Brazilian Corporation Law, shall correspond to the Fair Market Value of such shares, to be determined in accordance with the valuation procedure accepted by the Brazilian Corporation Law, whenever such value is lower than the book value determined in accordance with Article 45 of the Brazilian Corporation Law.

Paragraph 15 - The issuance of founder’s shares by the Company is prohibited.

Article 6 - The Company is hereby authorized, by resolution of the Board of Directors, to increase its share capital, regardless of amendment to these Bylaws, (i) in the total amount of R$ R$30,000,000,000.00 (thirty billion reais), considering only the portion of capital increases carried out through the issuance of preferred shares or convertible debentures and/or other securities convertible into preferred shares, and (ii) until the number of common shares reaches 7,500,000,000

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(seven billion five hundred million), regardless of the capital increases referred to in item (i) above and without the value attributed to the share capital as a result of the issue of such common shares being taken into account for the limit provided for therein. The Board of Directors shall establish the conditions of the issue, including the price and term of payment.

Paragraph 1 - The Company may, within the limits of its authorized capital and in accordance with a plan approved by the General Shareholders' Meeting, grant stock options to its officers and employees or to individuals who provide services to the Company or to companies under its Control.

Paragraph 2 - At the discretion of the Board of Directors, without pre-emptive rights or with a reduction in the period referred to in Paragraph 4 of Article 171 of the Brazilian Corporation Law, the Company may issues shares, debentures convertible into shares or subscription warrants, the issuance of which shall be made by sale on a stock exchange or by public offering, or by exchange for shares in a public offering for the acquisition of control, in accordance with applicable laws and within the limits of the authorized capital.

Article 7 - Any shareholder who acquires shares issued by the Company, even if they are already a shareholder or part of a Group of Shareholders (as defined in Article 54, Paragraph 2 of these Bylaws), is required to make the disclosures provided for in Article 12 of CVM Resolution No. 44, dated August 23, 2021, and any amendments thereto, when such disclosures are applicable. Without prejudice to other penalties provided for by law and CVM regulations, shareholders who fail to comply with this obligation may have their rights suspended, pursuant to Article 120 of the Brazilian Corporation Law and Article 11, Item "r", of these Bylaws, with the suspension ending upon fulfilment of the obligation.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETINGS

Article 8 - The General Shareholders’ Meeting shall be held ordinarily once a year, within the first four (4) months following the end of each fiscal year, in order to discuss the following matters required by law and, exceptionally, whenever the Company's interests so require, win accordance with applicable laws and the provisions of these Bylaws, in the convening, conducting and deliberations of the meeting.

Sole Paragraph - General Shareholders’ Meetings shall be convened pursuant to article 124 of the Brazilian Corporation Law and shall be installed and chaired by the Chairman of the Board of Directors or, in his absence or impediment, by any member of the Board of Directors or, in their absence, by any officer of the Company present, chosen by the Shareholders. The Chairman of the General Shareholders’ Meeting shall appoint the secretary, who may or may not be a shareholder of the Company.

Article 9 - Except in the event of a qualified quorum as provided for by law, resolutions at the General Shareholders’ Meetings shall be passed by an absolute majority of votes, subject to the restrictions established in the Brazilian Corporation Law and these Bylaws.

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Paragraph 1 - The minutes of the General Shareholders' Meeting shall be prepared, unless otherwise decided by the Chairman of the Meeting, in the form of a summary of the proceedings, including dissent and protests, containing a record of the resolutions taken and shall be published without the signatures of the shareholders, in compliance with the provisions of Paragraph 1 of Article 130 of the Brazilian Corporation Law.

Paragraph 2 - The General Shareholders' Meeting may only deliberate on matters included in the agenda set forth in the meeting notice, subject to the exceptions provided for in the Brazilian Corporation Law.

Article 10 - The shareholder may be represented at the General Shareholders' Meeting by a proxy appointed in accordance with Article 126 of the Brazilian Corporation Law within the preceding one (1) year, who may be a shareholder, an officer of the Company, a lawyer, a financial institution or an investment fund manager representing the joint owners, when applicable, and the shareholder must submit to the Company, at least forty-eight (48) hours prior to the respective meeting, a duly executed proxy instrument, in accordance with the law and these Bylaws. The shareholder or their legal representative must attend the General Shareholders’ Meeting with documents verifying their identity or proxy powers of representation, as applicable.

Sole Paragraph - Without prejudice to the above provisions, the proxy or legal representative who attends the General Shareholders’ Meeting with the documents referenced in the caput of this provision, until the meeting starts, may participate and vote, even if they have failed to present the documents beforehand.

Article 11 – It is the responsibility of the General Shareholders’ Meeting, in addition to other duties conferred upon it by law, and subject to the quorums provided for in these Bylaws and in the applicable legislation:

a) to receive the management’s financial statements for the last fiscal year;

b) to examine, discuss and vote on the financial statements, together with the opinion of the Fiscal Council, if established, and other documents, in accordance with the applicable regulations;

c) elect and remove members of the Board of Directors;

d) subject to the provisions of Article 5, Paragraph 9, Item "vii" of these Bylaws, to set the overall annual remuneration of the members of the Board of Directors and the Executive Board, as well as that of the members of the Fiscal Council, if established, provided that, in any case, the remuneration is consistent with the Company's annual business plans or budget;

e) to decide, in accordance with the proposal presented by management, on the allocation of net profit for the year and the distribution of dividends;

f) to amend the Bylaws, subject to the provisions of Article 5, Paragraph 9 and 10 of these Bylaws;

g) approve share-based incentive plans for its directors, officers and employees, as well as those of its subsidiaries, or for individuals who provide services to the Company or its subsidiaries;

h) to deliberate on: (i) an increase in the share capital that exceeds the limit of the authorized capital, or a reduction thereof; and (ii) the valuation of assets intended for the payment of an increase in the Company's share capital, in compliance with the provisions of Article 5, Paragraph 9, Item "iii" of these Bylaws;

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i) subject to the provisions of Article 5, Paragraph 9, Item "i" of these Bylaws, to approve a merger, split-off, conversion, merger, or merger of shares involving the Company, as well as the transfer of a substantial portion of the Company's assets that would result in the cessation of its activities;

j) to resolve on the issuance of shares or any other securities by the Company, determining the respective issue price and the number of shares or other securities, as the case may be, in compliance with the provisions of Article 6 of these Bylaws;

k) to resolve on the redemption, amortization, share split or reverse split of shares or any securities issued by the Company;

l) to resolve on the repurchase and/or trading by the Company of shares issued by the Company or derivatives referenced thereto, when any circumstances arise in which the effectiveness of such resolution is subject to prior approval of the General Shareholders’ Meeting, in accordance with regulations issued by the CVM;

m) to resolve on the judicial or extrajudicial reorganization of the Company or its bankruptcy petition;

n) to resolve on the dissolution or liquidation of the Company, or termination of its liquidation status, as well as electing the liquidator and the Fiscal Council that shall act during the liquidation period;

o) without prejudice to the provisions of Article 19, items “xxv” and “xxvi”, to resolve on the distribution of dividends exceeding the minimum mandatory dividend or the payment of interest on own share capital above what is provided for in the Company's annual business plans or budget;

p) in accordance with the provisions of Article 5, Paragraph 9, Item "iv" of these Bylaws, to select the specialized firm responsible for preparing the valuation report for the Company's shares, in the event of deregistration as a publicly-held company or delisting from Level 2, as provided for in Chapter VIII of these Bylaws, from among the firms indicated by the Board of Directors;

q) to resolve on any matter submitted to it by the Board of Directors;

r) without prejudice to the provisions of Article 19, XVII, resolve on the approval of contracts between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has an interest; and

s) to suspend shareholders' rights, as provided for in Article 120 of the Brazilian Corporation Law and these Bylaws, including under Article 1, Paragraph 3, and Article 7 of these Bylaws, with the shareholder(s) whose rights may be subject to suspension prohibited from voting in this resolution.

CHAPTER IV

SPECIAL MEETING

Article 12 - Pursuant to Paragraph 10 of Article 5 of these Bylaws, the approval of a Special Matter at a General Shareholders’ Meeting may require prior approval by the holders of preferred shares, convened in a special meeting ("Special Meeting").

Article 13 - The provisions set out in the Sole Paragraph of Article 8 of these Bylaws, in relation to convening, chairing and the appointment of secretaries, as well as the rules of representation set out in Article 10 and its Sole Paragraph concerning General Shareholders’ Meetings also apply to Special Meetings.

Article 14 - The Special Meeting shall be convened, on first call, with the presence of shareholders representing at least twenty-five percent (25%) of the preferred shares and, on second call, with the presence of shareholders representing any number of preferred shares, except as provided for in the

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Level 2 Regulations. Resolutions shall be passed by a majority of votes of the shareholders present, unless a different voting quorum is required by the Brazilian Corporation Law or the Level 2 Regulations. The minutes of the Special Meeting shall record the number of votes cast by shareholders entitled to vote for and against each resolution and shall reflect the total number of shareholders who voted for and against each resolution.

CHAPTER V

MANAGEMENT

Article 15 - The Company shall be managed by a Board of Directors and an Executive Board, in accordance with the duties and powers conferred by the applicable law and these Bylaws.

Paragraph 1 - The roles of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual, except in the event of a vacancy, in accordance with Item 5.4 of the Level 2 Regulations.

Paragraph 2 - The General Shareholders’ Meeting shall decide on the global remuneration of the Company's managers, subject to the provisions of Article 5, paragraph 9, Item "vii", and the Board of Directors shall be responsible for determining the individual remuneration of each member of the Board of Directors and the Executive Board.

Paragraph 3 - The investiture in management positions shall be made by signing the Term of Office, recorded in the appropriate register, within thirty (30) days following their appointment, and any guarantee for the exercise of their functions shall be waived.

Paragraph 4 - The investiture of the members of the Board of Directors and the Executive Board shall be subject to prior subscription of the Directors’ and Officers’ Consent Agreement, as required by the Level 2 Regulations, and in compliance with the applicable legal requirements.

Paragraph 5 - Managers shall remain in office until their successors take office, unless otherwise decided by the General Shareholders’ Meeting or the Board of Directors, as applicable.

Paragraph 6 - Subject to the provisions of these Bylaws and applicable laws, the management bodies shall meet with the presence of the majority of their respective members, and their resolutions shall be deemed valid by the vote of the majority of those present.

Section I

Board of Directors

Article 16 - The Board of Directors is made up of a minimum of five (5) and a maximum of (14) members, whether or not they are shareholders of the Company, resident in Brazil or not, all elected and dismissed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, re-election being permitted.

Paragraph 1 - At least two (2) or twenty percent (20%) of the members of the Board of Directors, whichever is greater, must be Independent Directors and expressly declared as such in the minutes of

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the General Shareholders’ Meeting at which they are elected, the Independent Director(s) shall also include those elected under the provisions of Article 141, Paragraphs 4 and 5 of the Brazilian Corporation Law, and as specified in Paragraph 3 of this Article 16 below.

Paragraph 2 - When, as a result of compliance with the percentage referred to in Paragraph 1 of this Article, a fractional number of Directors results, rounding will be carried out in accordance with the Level 2 Regulations.

Paragraph 3 - If for any reason a position for a permanent member of the Board of Directors becomes vacant, the remaining members of the Board of Directors shall elect a substitute member, who shall hold office on an interim basis until the next General Shareholders’ Meeting is held, at which a new member shall be elected and hold office for the remaining period until the end of the unified term of office. For the purposes of this paragraph, a vacancy shall occur in the event of removal from office, death, resignation, proven incapacity or disability.

Article 17 - Meetings of the Board of Directors shall be held ordinarily every quarter, but may be convened whenever necessary for corporate matters, upon call by the Chairman of the Board of Directors or by any two (2) other members of the Board of Directors jointly, by means of a written notice at least two (2) days in advance. The notice may be sent by any means permitted with acknowledgement of receipt, including e-mail, and shall specify the place, date and time of the meeting, as well as a summary of the agenda.

Paragraph 1 - Meetings of the Board of Directors may be held by videoconference or conference call. In this case, the Director participating remotely in the meeting must unequivocally express his vote verbally, with the option of submitting their vote in a letter or e-mail.

Paragraph 2 - In order to be duly called and to adopt valid resolutions, at least a majority of the members of the Board of Directors in office must be present at the meetings. In any event, a meeting of the Board of Directors shall be deemed to have been duly called when all its members in office have attended, regardless of whether the formalities for calling provided for in these Bylaws, have been complied with.

Paragraph 3 - Meetings of the Board of Directors shall be chaired by the Chairman of the Board of Directors and recorded by whomever they appoint as secretary. In the temporary absence of the Chairman of the Board of Directors, the meetings shall be chaired by the Vice-Chairman of the Board of Directors or by any Director chosen by a majority of the votes of the other members of the Board of Directors who, in this case, shall not have a casting vote.

Paragraph 4 - Officers and independent auditors may be invited to attend meetings of the Board of Directors in order to provide any clarifications that may be necessary. Third parties admitted by the Board of Directors to its meetings as "Observer(s)" shall also be allowed to attend, and will have all the rights and duties attributed to the other members of the Board, except the right to vote and to be counted in the quorum for the convening of meetings, such Observers shall be admitted to the meetings of the Board of Directors upon signing a confidentiality agreement.

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Paragraph 5 - Decisions of the Board of Directors shall be taken by the affirmative vote of at least a majority of the members present at the meeting.

Paragraph 6 - The minutes of the meetings of the Board of Directors shall be recorded in the appropriate register and signed by all the Directors present. The minutes of meetings of the Company's Board of Directors that include resolutions intended to affect third parties must be filed with the public registry of corporations and published in accordance with Article 289 of the Brazilian Corporation Law.

Paragraph 7 - Members of the Board of Directors must have an unblemished reputation, and an individual who has or represents interests that conflict with those of the Company may not be elected, unless this is waived by the General Shareholders’ Meeting. Members of the Board of Directors may not exercise their voting rights if their interests conflict with those of the Company.

Paragraph 8 - Members of the Board of Directors may not have access to information or participate in meetings of the Board of Directors relating to matters in which they have or represent an interest that conflicts with that of the Company, and are expressly prohibited from exercising their voting rights on such matters.

Paragraph 9 - The Chairman and Vice-Chairman of the Board of Directors shall be chosen by the General Shareholders’ Meeting when the members of the Board of Directors are elected.

Paragraph 10 - In the deliberations of the Board of Directors, the Chairman of the Board (or their substitute for any of the reasons listed in Paragraph 11 and 12 of this Article 17), in addition to their own vote, shall have the casting vote in the event of a tied vote.

Paragraph 11 - The Chairman of the Board of Directors shall be temporarily replaced in their absence or inability by the Vice-Chairman or, if they are unavailable, by another Director appointed by the Chairman and, in the absence of an appointment, the replacement shall be selected by the other members of the Board of Directors.

Paragraph 12 - In the event of a vacancy in the position of Chairman of the Board of Directors, the Vice-Chairman shall assume the role and remain in office until the Board chooses a new Chairman, with the replacement holding office for the remainder of the term.

Paragraph 13 - Members of the Board of Directors may not be abstain from performing their duties for more than thirty (30) consecutive calendar days, under penalty of loss of their mandate, except in the case of leave granted by the Board of Directors itself.

Article 18 - The Board of Directors may establish Committees, composed of individuals appointed by the Board from among members of the management and/or other individuals who are not, to advise the Board in the performance of its activities. The scope, composition and functioning of each Committee shall be determined by the Board of Directors in the resolution approving its establishment.

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Article 19 - In addition to the matters listed in Article 142 of the Brazilian Corporation Law and other provisions of these Bylaws, the Board of Directors shall have the following responsibilities:

I.	to approve the annual and multi-annual budget, business plan, strategic plans and expansion projects;
II.	to approve the acquisition, sale, transfer or encumbrance of assets of the Company's permanent assets and the granting of guarantees in amounts exceeding three percent (3%) of the net revenue stated in the Company's consolidated financial statements for the last fiscal year, when these transactions fall outside the common course of business for a company operating in the Company's sector, subject to the provisions of Article 32;
III.	to resolve on the issuance of shares or any other securities by the Company, including the determination of the respective issue price and the quantity of shares or other securities, when such resolution falls within the authority of the Board of Directors pursuant to the applicable law;
IV.	to authorize the Company to provide guarantees for third party liabilities in amounts exceeding three percent (3%) of the net revenue stated in the Company's consolidated financial statements for the last fiscal year, except for guarantees of the type incurred by companies in the sector in which the Company operates, in the ordinary course of its business;
V.	convene the Company's General Shareholders’ Meeting;
VI.	to grant stock options and restricted shares to the directors, officers and employees of the Company or its subsidiaries, with no pre-emptive rights for shareholders, in accordance with plans approved at the General Shareholders’ Meeting;
VII.	authorize the issuance of shares of the Company, within the limits authorized in Article 6 of these Bylaws, determining the conditions of issuance, including price and payment terms, and may also exclude (or reduce the term for) the exercise of pre-emptive rights in the issuance of shares, subscription warrants and convertible debentures, provided the placement of which is made by sale on the stock exchange or by public offering, or in a public offering for the acquisition of control, in accordance with the applicable law;
VIII.	to select and replace the Independent Auditors, and the external auditing firm will provide information for the Board of Directors, upon the request of the Board of Directors and within the limits of its responsibilities, and the Board of Directors may request clarification whenever it deems it necessary;
IX.	to establish the overall direction of the Company's business, including the determination of business objectives and strategies to be achieved by the Company, ensuring their proper implementation;
X.	to appoint and remove the Company's officers, determine their functions, and designate the Investor Relations Officer;
XI.	to oversee the management of the Directors, examine the Company's books and records at any time, and request information on contracts executed or to be executed as well as any other actions;
XII.	to provide its opinion on the management report and the accounts of the Executive Board, and to decide on their submission to the General Shareholders’ Meeting;
XIII.	to evaluate the quarterly operating results of the Company;
XIV.	to provide its prior opinion on any proposal to be submitted to the General Shareholders’ Meeting;

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XV.	approve the negotiation, assignment, transfer or disposal of any intangible assets;
XVI.	to approve the creation of encumbrances of any nature, whether real or personal, on the Company's fixed assets, in amounts exceeding three percent (3%) of the net revenue stated in the Company's consolidated financial statements for the last fiscal year, except in cases of judicial lien, attachment or sequestration;
XVII.	to approve the Related Party Transactions Policy as well as carrying out any transactions involving Related Parties which, pursuant to the Company's Related Party Transactions Policy, require its approval;
XVIII.	to approve the incurrence of financial liabilities not included in the annual plan or budget of the Company or its Subsidiaries and whose amounts exceed three percent (3%) of the net revenue stated in the Company's consolidated financial statements for the last fiscal year, subject to the provisions of Article 32;
XIX.	to decide on the issuance of non-convertible debentures, as well as on the issuance of commercial papers and subscription warrants;
XX.	to define a shortlist of three firms specialized in the economic valuation of companies for the preparation of a valuation report on the Company's shares, in the event of a public tender offer for the cancellation of the Company’s registration as a publicly-held company or its delisting from Level 2;
XXI.	to authorize the Company's Executive Board to file for bankruptcy, judicial or extrajudicial reorganization of the Company following approval by the General Shareholders’ Meeting;
XXII.	to resolve on any financial restructuring directly or indirectly involving the Company or its Subsidiaries;
XXIII.	to approve the Company's Code of Ethics and Conduct;
XXIV.	to resolve on any matter submitted to it by the Executive Board;
XXV.	to resolve on the distribution of dividends above the minimum mandatory dividend and decide on the distribution of interim or intermediate dividends, under the terms of Article 35, paragraph 3, of these Bylaws, even if they exceed the amount established for the Company's minimum mandatory dividend dividend;
XXVI.	to decide on the distribution of interest on equity, pursuant to Article 36 of these Bylaws, even if it exceeds the amount established for the Company's minimum mandatory dividend these Bylaws, even if it exceeds the amount contemplated in the Company's annual business plans or budget;
XXVII.	to resolve on the signing of binding agreements (including, but not limited to, memorandum of understanding, letter of intent and term of agreement) for the Business Combination or any other similar transaction by the Company;
XXVIII.	to issue a favorable or unfavorable opinion on any public tender offer for the acquisition of shares issued by the Company, by means of a prior reasoned opinion statement, published within fifteen (15) days of the publication of the public tender offer for the acquisition of shares, addressing, at a minimum: (i) the price offered in the tender offer; (ii) the suitability and timing of the tender offer in relation to the interests of the shareholders as a whole, including in relation to the liquidity of the securities held by them; (iii) the impact of the tender offer on the interests of the Company; (iv) the strategic plans disclosed by the bidder in relation to the Company; (v) a summary of any material changes in the Company's financial position since the date of the last financial statements or quarterly reports disclosed to the market; (vi) other material factors to the shareholder's decision; (vii) any

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other points that the Board of Directors deems pertinent, as well as the information required by the applicable CVM regulations;

XXIX.	supervise and ensure the Company's compliance with the terms and conditions of the instruments entered into by the Company and its affiliates in relation to the transactions necessary for the restructuring of the Company's debts, as established and outlined in the terms of the Transaction Support Agreement entered into, on October 27, 2024, with the holders of secured notes maturing in 2028, 2029 and 2030, and of the Company’s first series of convertible (Supporting Creditors), including, but not limited to, the instruments, indentures and collateral agreements directly or indirectly related to: (i) the Floating Rate Superpriority PIK Toggle Notes due 2030; (ii) the Senior Secured First Out Notes due 2028 bearing interest of 11.930% (11. 930% Senior Secured First Out Notes due 2028); (iii) the first series of convertible debentures of Azul S.A. (AZUL11) (“Convertible Debentures”); (iv) the senior secured second out notes bearing interest of 11.500% due 2029 (“11.500% Senior Secured Second Out Notes due 2029”); (v) the senior secured second out notes bearing interest of 10.875% (10.875% Senior Secured Second Out Notes due 2030); and (vi) the transactions to be consummated in connection with the foregoing, including the issuance of the exchangeable notes and equitizations; and
XXX.	to resolve on the repurchase and/or trading by the Company of shares issued by the Company or derivatives linked to them, except for the provisions of Article 11, Item "l" of these Bylaws.

Section II

Executive Board

Article 20 - The Executive Board shall consist of a minimum of two (2) and a maximum of seven (7) members, whether shareholders or not, all must be resident in in Brazil, appointed by the Board of Directors, of which one (1) must be the Chief Executive Officer, one (1) the Chief Financial Officer, one (1) the Investor Relations Officer and up to four (4) Officers, with or without specific designations, with the accumulation of roles being permitted.

Paragraph 1 - The Executive Officers shall be elected by a majority vote of the members of the Board of Directors for a term of two (2) years, with re-election being permitted. The members of the Executive Board shall take office by signing the respective instrument in the appropriate register, in compliance with the provisions of Article 15, Paragraph 4 of these Bylaws. The Executive Board shall be composed of professionals with proven experience and capability to act in their respective areas of responsibility, and such professionals must meet the requirements established by law and in these Bylaws for the performance of their duties.

Paragraph 2 - Officers may be removed at any time by the Board of Directors. If an Officer is removed from office, the Board of Directors must elect a replacement for the remainder of the term of office within ten (10) days of the vacancy. Similarly, if any member of the Executive Board is unable to serve or is temporarily absent for more than sixty (60) days, the Board of Directors must convene immediately and elect a replacement to serve for the remainder of the vacant term of office. It shall be the responsibility of the Chief Executive Officer to perform the duties of the respective member of the Executive Board until their return or the election of the replacement, as applicable.

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Paragraph 3 - The Office of Investor Relations may be performed by an Investor Relations Officer, or through the accumulation of duties, by any other member of the Executive Board.

Paragraph 4 - The Board of Directors shall appoint one of the Company's officers as the Investor Relations Officer, who shall be responsible for disclosing material events or developments in the Company's business, as well as for managing the Company's relationships with all market participants, regulatory authorities, and supervisory entities.

Paragraph 5 - The Chief Executive Officer shall be responsible for coordinating the activities of the Executive Board and oversee all of the Company's activities.

Paragraph 6 - It is the responsibility of the Chief Financial Officer for analyzing, monitoring and evaluating the Company's financial performance, as directed by the General Shareholders’ Meeting and the Board of Directors and for implementing the Business Plan; providing information on the Company's performance on a regular basis to the General Shareholders’ Meeting and the Board of Directors; coordinating the preparation of the financial statements and the annual management report of the Company, as well as ensure their presentation to the external auditors, the Board of Directors and the Fiscal Council, if established.

Paragraph 7 - The Investor Relations Officer is responsible for, in addition to other responsibilities that may be assigned: (i) represent the Company, privately, before the CVM, shareholders, investors, stock exchanges, the Central Bank of Brazil and other bodies related to the activities carried out in the capital markets; (ii) plan, coordinate and oversee the relationship and communication between the Company and its investors, the CVM and the entities where the Company's securities are traded; (iii) propose guidelines and policies for relations with the Company's investors; (iv) comply with the requirements by the applicable capital market legislation and disclose to the market material information about the Company and its business, as required by law; (v) to maintain the corporate books and ensure the regularity of the entries made therein; (vi) to oversee the services performed by the financial institution responsible for managing the shareholding structure, including, but not limited to, the payment of dividends and bonuses, as well as the purchase, sale and transfer of shares; (vii) to ensure compliance with and implementation of corporate governance regulations, as well as the provisions of applicable laws and these Bylaws relating to the securities market; and (viii) to perform, either jointly or individually, the ordinary management acts of the Company.

Paragraph 8 - Without prejudice to the responsibilities that the Board of Directors may designate to the other Officers, the Chief Executive Officer may determine additional responsibilities for them.

Article 21 - The Executive Board shall meet when convened by its Chief Executive Officer or by any member of the Executive Board, whenever the company's interests so require, with at least five (5) days notice in advance, by means of a letter with acknowledgement of receipt, fax or electronic message. The presence of all the Officers shall allow the Executive Board to hold regular meetings without the need for prior notice to convene. Meetings shall be convened with the presence of the majority of its members, and the respective decisions shall be made by a majority vote of the members present, except that in the event of a tie, the Chief Executive Officer shall have the casting vote to approve or reject the matter under discussion.

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Paragraph 1 - Meetings of the Executive Board shall be chaired by the Chief Executive Officer.

Paragraph 2 – Meetings of the Executive Board may be held by videoconference or conference call. In this case, the Officer attending the meeting remotely must unequivocally express their vote verbally, with the option of submitting their vote in a letter or e-mail. Minutes of the meetings of the Executive Board shall be recorded in the appropriate register and signed by all the Officers present.

Article 22 - It is the responsibility of the Executive Board to represent the Company, to manage corporate business in general and to perform all acts necessary or appropriate to this end, except for those for which the General Shareholders’ Meeting or the Board of Directors is authorized to do so by law or these Bylaws. In the performance of their duties, the Officers may carry out all transactions and perform all acts necessary to fulfil the responsibilities of their positions, in compliance with the provisions of these Bylaws regarding representation, the authority to perform specific acts, and the overall direction of the business established by the Board of Directors, including resolving and approving the application of resources, transacting, waiving, assigning rights, confessing debts, making agreements, entering into commitments, contracting liabilities, executing contracts, acquiring, disposing of and encumbering movable and immovable property, providing security, guarantees and sureties, issuing, endorsing, pledging, discounting, drawing and guaranteeing securities in general, opening, operating and closing accounts with financial institutions, which may also be carried out by a duly constituted attorney-in-fact, subject to the applicable legal restrictions and the provisions of these Bylaws.

Article 23 - The Executive Board shall also be responsible:

a) to comply with and enforce these Bylaws, and the resolutions of the Board of Directors and the General Shareholders’ Meeting;

b) to represent the Company, actively and passively, in accordance with the duties and powers set forth in these Bylaws and by the General Shareholders’ Meeting;

c) to decide on the opening, closing and changing of addresses of subsidiaries, branches, agencies, offices or representations of the Company in any part of the country or internationally;

d) to submit, on an annual basis, to the Board of Directors, the management report and the accounts of the Executive Board, accompanied by the Independent Auditors' report, as well as the proposal for allocation of profits for the previous fiscal year;

e) to prepare and propose to the Board of Directors the Company's business, operational and investment plans, as well as the annual budget;

f) to prepare the Company's organizational plan and issue the corresponding regulations;

g) to propose changes to the Company's Code of Ethics and Conduct to the Board of Directors, as necessary and with the support of the ESG Committee;

h) to decide on any matter that does not fall within the exclusive authority of the General Shareholders’ Meeting or the Board of Directors, as well as to resolve on disagreements among its members; and

i) to present to the Board of Directors, on a quarterly basis, the detailed financial and equity balance sheet of the Company and its subsidiaries.

Article 24 - The representation of the Company, in any act that creates obligations for the Company or releases third parties from their obligations towards the Company, including the representation of the Company in legal proceedings, whether as plaintiff or defendant, shall be entrusted to: (i) the

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Chief Executive Officer alone; (ii) any two (2) Officers jointly, or (iii) one (1) attorney-in-fact with special powers, alone, provided that such attorney-in-fact has been appointed by the Chief Executive Officer, pursuant to Article 25 of these Bylaws.

Sole Paragraph - The Company may be represented by a single Officer or attorney-in-fact: (i) at General Shareholders’ Meetings or meetings of shareholders of companies in which it has an interest; (ii) in acts or transactions of the Company conducted internationally; (iii) before any government bodies, professional councils or associations or labor unions; and (iv) in any ordinary acts that do not create obligations for the Company.

Article 25 - Powers of attorney shall always be granted on behalf of the Company solely by the Chief Executive Officer, and shall specify the powers conferred and, with the exception of those with an ad judicia clause, shall have a validity period limited to a maximum of one (1) year, subject to the limitations set by the Board of Directors, these Bylaws or applicable laws.

Sole Paragraph - In the absence of a period of validity in the powers of attorney granted by the Company, it shall be presumed that they were granted for a period of one (1) year.

Article 26 - The acts of any Officer, attorney-in-fact or employee that bind the Company to liabilities, business transactions, or operations outside its corporate purpose are expressly prohibited and shall be considered null and void in relation to the Company.

Section III

Statutory Audit Committee

Article 27 - The Statutory Audit Committee, an advisory body reporting directly to the Board of Directors, shall consist of at least three (3) members, the majority of whom shall be independent, in accordance with applicable law. The independent members of the Statutory Audit Committee shall include: (i) at least two (2) Independent Directors, one of whom shall be designated as the Chairman of the committee; and (ii) at least one (1) independent member with recognized experience in corporate accounting matters. The Board of Directors shall approve the regulations applicable to the Statutory Audit Committee, which shall establish the rules for convening, quorum, voting procedures, frequency of meetings, term of office, and qualification requirements for its members, among other matters.

Article 28 - The Statutory Audit Committee is responsible for, among other matters:

a) providing an opinion on the appointment and removal of the independent auditor for the conduct of the independent external audit or for any other service;

b) supervising the activities of the independent auditors in order to evaluate: (i) their independence; (ii) the quality of the services provided; and (iii) the adequacy of the services provided to meet the Company's needs;

c) supervising the Company's internal control and internal audit functions;

d) supervising the activities of the department responsible for preparing the Company's financial statements;

e) monitoring the quality and integrity of the Company's internal control mechanisms;

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f) monitoring the quality and integrity of the Company's quarterly reports, interim statements and financial statements;

g) monitoring the quality and integrity of the reports and metrics disclosed based on adjusted accounting data and non-accounting data that include elements not provided for in the structure of the Company's usual financial statement reports;

h) evaluating and monitoring the Company's risk exposures, including requesting detailed information on policies and procedures related to: (i) management remuneration; (ii) the use of Company assets; and (iii) expenses incurred on behalf of the Company;

i) evaluating and monitoring, in collaboration with the management and internal audit functions, the adequacy of transactions with Related Parties conducted by the Company and their respective disclosures; and

j) preparing an annual summary report, to be presented alongside the financial statements, describing: (i) its activities, the results and conclusions reached, and any recommendations made; and (ii) any situations involving significant disagreement between the Company's Directors and Officers, the independent auditors and the Statutory Audit Committee in relation to the Company's financial statements.

Section IV

Remuneration Committee

Article 29 - The Remuneration Committee, an advisory body reporting directly to the Board of Directors, shall consist of three (3) members, appointed by the Board of Directors, and shall have its regulations approved by a meeting of the Board of Directors, which shall establish the rules for convening, quorum, voting procedures, frequency of meetings, term of office, and qualification requirements for its members, among other matters.

Paragraph 1 - At least two (2) of the members of the Remuneration Committee must be Independent Directors.

Paragraph 2 - The Remuneration Committee shall be chaired by one of its independent members, who shall have the authority to call special meetings and to set the agenda for the discussions to be held.

Article 30 - The Remuneration Committee is responsible for organizing, managing and interpreting share-based incentive plans and resolving situations not provided for in said plans, or conflicts related to them.

Section V

ESG Committee

Article 31 - The Environmental, Social & Governance Committee, or simply the "ESG Committee", an advisory body reporting directly to the Board of Directors, shall consist of four (4) members appointed by the Board of Directors, which shall establish the rules for convening, quorum, voting procedures, frequency of meetings, term of office, and qualification requirements for its members, among other matters.

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Paragraph 1 - At least two (2) of the members of the ESG Committee must be Independent Directors.

Paragraph 2 - The ESG Committee shall be chaired by one of its independent members, who shall have the authority to call special meetings and to set the agenda for the discussions to be held.

Article 32 - The ESG Committee is responsible for:

I -       Drafting and continuously assessing the ESG plan and strategy established by the Company ("ESG Plan"), verifying the implementation of the action plans, as well as other proposals and initiatives related to the issue in question, drafting an organizational model aligned with the internal procedures and identifying the organizational structures necessary for the implementation of the ESG Plan;

II -      Analyzing and supporting the Executive Board in revising, updating and amending the Company's Code of Ethics and Conduct;

III -    Monitoring the environmental, social, economic and corporate governance commitments made by the Company, by overseeing the actions of the ESG working groups, as well as recommending to the Board of Directors the approval of corporate policies and procedures related to ESG matters, as well as promoting the adoption of actions to disclose them and monitor their compliance;

IV -    Reviewing the panel of targets and indicators of the Company's ESG Plan, as well as identifying and proposing improvements to the Company's management structure, mechanisms and practices, in order to ensure compliance with applicable laws and best market practices;

V -     Encouraging the monitoring of trends related to business sustainability and proposing the adoption by the Company of global, national, regional or local policies related to corporate sustainability;

VI -    Identifying and addressing situations involving ESG matters and approaches that may have the potential to impact the Company's image, reputation and assets, due to aspects that may have a material impact on the Company's business, relationships and image, thereby mitigating any potential risks;

VII -  Analyzing the management reports from the Company's Whistleblowing Channel, as well as monitoring the progress of investigations required by the Ethics and Conduct Committee, and reviewing and proposing updates to the Company's Code of Ethics and Conduct, as necessary;

VIII -Recommending the adoption, adherence, participation, maintenance or continuation of the Company in national or international "Protocols", "Principles", "Agreements", "Pacts", "Initiatives" and "Treaties", directly or indirectly related to ESG;

IX -    To recommend to the Board of Directors, where appropriate, the implementation of development or improvement programs for Directors and Officers, executives or employees, in order to promote training and disseminate ESG knowledge, as well as to strengthen the ESG culture within the Company;

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X -      Participating in the preparation and updating of reports that demonstrate the company's ESG performance to stakeholders;

XI -            Providing support and assistance in maintaining the Company's Related Party Transactions Policy, as applicable, in accordance with the terms of the Related Party Transactions Policy; and

XII -          Provide an opinion on (I) the sale or transfer of assets from the Company's fixed assets in amounts exceeding three percent (3%) of the net revenue stated in the Company's consolidated financial statements for the last fiscal year, when such transactions are outside the ordinary course of business for a company operating in the Company's sector; (II) the execution of any transactions involving Related Parties which, under the terms of the Company's Related Party Transactions Policy, require its approval; and (III) the incurrence of financial liabilities not included in the annual plan or budget of the Company or its subsidiaries and with a value greater than the equivalent in Reais of US$ 200.000,000.00 (two hundred million US dollars) converted at the PTAX selling rate published by the Central Bank of Brazil on its website on the date of the transaction.

CHAPTER VI

FISCAL COUNCIL

Article 33 - The Company shall have a non-permanent Fiscal Council consisting of three (3) members and their respective alternates, who may be shareholders or not, elected by the General Shareholders’ Meeting that decides on establishment, which shall also set the remuneration of its members, subject to the legal limit. The Fiscal Council may be established in fiscal years in which shareholders request it, in accordance with the provisions of the applicable Brazilian Corporation Law.

Paragraph 1 - When established, the Fiscal Council shall have the powers conferred upon it by law.

Paragraph 2 – The members of the Fiscal Council shall take office by signing the respective instrument in the appropriate register.

Paragraph 3 - The appointment of the members of the Fiscal Council shall be subject to the prior formalities of the Term of Consent of the Members of the Fiscal Council, in accordance with the Level 2 Regulations, as well as compliance with the applicable legal requirements.

Paragraph 4 - The members of the Fiscal Council shall be replaced, in their absence or inability to act, by their respective alternates. In the event of a vacancy in the position of member of the Fiscal Council, the respective alternate shall take their position. If there is no alternate, the General Shareholders’ Meeting shall be convened to appoint a member for the vacant position.

Paragraph 5 - In addition to the disqualifications provided for by law, an individual who maintains a relationship with a company that may be considered a competitors of the Company may not be appointed to the position of member of the Company’s Fiscal Council, and is prohibited, among others, from being elected if: (a) they are an employee, shareholder or member of the management, technical or fiscal body of a competitor or of the Controlling Shareholder or Subsidiary of a competitor; (b) they are the spouse or relative up to the second degree of a member of the

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management, technical or fiscal body of a competitor or of the Controlling Shareholder or Subsidiary of a competitor.

Paragraph 6 - The remuneration of the members of the Fiscal Council shall be determined by the General Shareholders’ Meeting that appoints them, subject to the provisions of Paragraph 3 of Article 162 of the Brazilian Corporation Law.

Article 34 - When established, the Fiscal Council shall convene, in accordance with the applicable law, whenever necessary and shall review the financial statements at least quarterly.

Paragraph 1 - Irrespective of any formalities, a meeting which is attended by all the members of the Fiscal Council shall be deemed to have been duly convened.

Paragraph 2 - The Fiscal Council shall approve resolutions by an absolute majority of votes, with a majority of its members present.

Paragraph 3 - All resolutions of the Fiscal Council shall be recorded in minutes in the respective register of Minutes and Opinions of the Fiscal Council and signed by the members of the Fiscal Counsel present.

CHAPTER VII

FISCAL YEAR, BALANCE SHEET, PROFITS AND DIVIDENDS

Article 35 - The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year.

Paragraph 1 - At the end of each fiscal year, the Executive Board shall prepare a general balance sheet, as well as the other financial statements required, in accordance with the applicable legal provisions and Level 2 Regulations.

Paragraph 2 - Alongside the financial statements for the year ended, the Board of Directors shall submit to the Annual Shareholders’ Meeting for approval the proposal for the allocation of net profit, in accordance with the provisions of these Bylaws.

Paragraph 3 - The Board of Directors may request that the Executive Board prepare interim balance sheets at any time, and may approve the distribution of interim dividends based on stated profits, subject to the applicable legal provisions. At any time, the Board of Directors may also decide on the distribution of interim dividends from retained earnings or profit reserves, subject to the applicable legal provisions. When distributed, these dividends may be counted toward the minimum mandatory dividend.

Article 36 - The Company may pay its shareholders, with the approval of the Board of Directors, interest on equity, in accordance with the terms of Article 9, Paragraph 7, of Law No. 9.249/95 and other applicable laws and regulations, which may be deducted from the minimum mandatory dividend. Any payment pursuant to this Article 36 shall be included, for all purposes, in the amount of dividends distributed by the Company.

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Article 37 - Any accumulated losses and reserves for income tax and social contribution on net profit must be deducted from the results of the fiscal year, before any distribution is paid.

Paragraph 1 - The net profits calculated in accordance with the caput of this Article 37 shall be allocated as follows:

I – Five percent (5%) for the formation of the legal reserve, which shall not exceed twenty (20%) percent of the subscribed share capital. In the year in which the balance of the legal reserve, together with the amount of the capital reserves referred to in paragraph 1 of Article 182 of the Brazilian Corporation Law, exceeds thirty (30%) percent of the share capital, it shall not be mandatory to allocate a portion of the net profit for the year to the legal reserve;

II - allocation for the formation of contingency reserves and the reversal of those same reserves constituted in previous years;

III - zero point one percent (0.1%) of the net profit balance, after the deductions referred to in the preceding provisions and the adjustment provided for in Article 202 of the Brazilian Corporation Law, shall be distributed to shareholders as the mandatory dividend; and

IV - the remaining balance, after any retention of profits, based on the capital budget approved at the General Shareholders' Meeting, in accordance with Article 196 of the Brazilian Corporation Law and Article 39 of these Bylaws, shall be distributed as a dividend.

Paragraph 2 - The minimum mandatory dividend shall not be paid to shareholders in relation to the fiscal year in which the Company's Directors inform the General Shareholders' Meeting that such payment is incompatible with the Company's financial situation, provided that the provisions of Article 202, Paragraphs 4 and 5 of the Brazilian Corporation Law are complied with.

Paragraph 3 - Dividends, unless otherwise resolved, shall be paid within a maximum period of sixty (60) days from the date of the resolution for their distribution and, in any event, within the fiscal year.

Article 38 - Dividends and interest on equity not claimed within three (3) years from the date they are made available to shareholders shall revert to the Company.

Article 39 - The Company's Executive Board shall annually prepare, before the beginning of each fiscal year, a written business plan for the Company, which shall include as annexes operating budgets by line item (line item operating) and capital expenditure budgets (capex) for the following fiscal year, as well as guidelines for the Executive Board's remuneration. The business plan shall be submitted to the Board of Directors for consideration and approval during the last quarter of each financial year.

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CHAPTER VIII

SALE OF CONTROLLING INTEREST, DEREGISTRATION

PUBLICLY-HELD COMPANY AND DELISTING FROM LEVEL 2

Article 40 - The Sale of Control of the Company, either through a single transaction or through successive transactions, must be contracted under the condition, whether suspensive or resolute, that the Acquirer undertakes to carry out a public tender offer for the shares and other securities convertible into shares held by the other shareholders of the Company, in accordance with the conditions and deadlines provided for in the applicable legislation and in the Level 2 Regulations, in order to ensure that shareholders holding preferred shares have the same conditions and a price per preferred share equivalent to seventy-five (75) times the price per common share paid to the Selling Controlling Shareholder and that the other shareholders holding common shares have the same conditions and the same price per share paid per common share to the Selling Controlling Shareholder.

Sole Paragraph - The public tender offer referred to in this Article 40 shall also be required:

(i) in the event of an onerous assignment of subscription rights to shares and other securities or rights relating to securities convertible into shares, which may result in the Disposal of Control of the Company; or

(ii) in the event of the Sale of Control of a company that holds the Power of Control of the Company, in which case the Selling Controlling Shareholder will be required to declare to B3 the value attributed to the Company in such sale and provide documentation substantiating such value.

Article 41 - Any person that acquires the Power of Control, by virtue of a private share purchase agreement entered into with the Controlling Shareholder, involving any number of shares, shall be required to: (i) carry out the public tender offer referred to in Article 40 above; and (ii) pay, under the terms indicated below, an amount equivalent to the difference between the price of the public tender and the amount paid per share acquired on the stock exchange in the six (6) months prior to the date of the acquisition of the Power of Control, duly adjusted up to the date of payment. The aforementioned amount shall be distributed among all persons who sold shares in the Company during trading sessions in which the Acquirer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 shall be responsible for implementing the distribution, in accordance with its regulations.

Article 42 - The Company shall not record: (a) any transfers of ownership of its shares to the Acquirer or to those who will come to hold the Power of Control while such shareholder(s) have not signed the Statement of Consent of the Controlling Shareholders as required under the Level 2 Regulations; and (b) at its registered office a Shareholders' Agreement providing for the exercise of the Power of Control while its signatories have not signed the Statement of Consent of the Controlling Shareholders referred to in Item "a" above.

Article 43 - Any person that acquires a stake of thirty percent (30%) of the common shares issued by the Company ("Relevant Shareholding") shall be required to make a public offer for the acquisition of shares and securities convertible into shares issued by the Company.

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Paragraph 1 - The price to be offered to holders of common shares shall be the highest price paid by the acquiring shareholder for the acquisition of common shares issued by the Company in the twelve (12) months preceding the attainment of the Relevant Shareholding, adjusted for corporate events, such as the distribution of dividends or interest on equity, reverse splits, share splits, bonus shares, except those related to corporate reorganization operations.

Paragraph 2 - The price to be offered to holders of preferred shares and securities convertible into preferred shares, after conversion, shall be seventy-five (75) times the amount offered to holders of common shares.

Article 44 - In the public tender offer for the acquisition of shares to be made by the Controlling Shareholder or by the Company for purpose of canceling of the registration as a publicly-held company, the minimum price to be offered shall correspond to the Fair Market Value calculated in the valuation report referred to in Article 46 of these Bylaws, in compliance with the applicable legal and regulatory requirements.

Article 45 - The Company's withdrawal from Level 2 Regulations must be: (i) approved by the Board of Directors; and (ii) communicated to B3 in writing at least thirty (30) days in advance.

Sole Paragraph If the Company decides to withdraw from Level 2 Regulations so that the securities issued by it may be admitted to trading outside Level 2, or due to a corporate reorganization operation, in which the company resulting from this reorganization does not have its securities admitted to trading at Level 2 within one hundred and twenty (120) days from the date of the General Shareholders' Meeting that approved such reorganization, the Controlling Shareholder shall make a public tender offer for the acquisition of the shares held by the other shareholders of the Company, at no less than the respective Fair Market Value to be determined in a valuation report prepared pursuant to Article 46 of these Bylaws, in compliance with the applicable legal and regulatory requirements.

Article 46 - The valuation report referred to in Articles 44 and 45, Sole Paragraph, of these Bylaws shall be prepared by a specialized organization or firm with proven experience and independence from the decision-making authorities of the Company, its Directors and Officers, and Controlling Shareholders, and the report shall also comply with the requirements of Article 8, Paragraph 1 of the Brazilian Corporation Law and include the liability provisions specified in Article 8, Paragraph 6 of the Brazilian Corporation Law. The selection of the organization or specialized firm responsible for determining the Company's Fair Market Value shall be made exclusively by the General Shareholders' Meeting, based on the presentation by the Board of Directors of a shortlist of three, and the respective resolution, shall be approved, excluding blank votes, with each share, regardless of type or class, having the right to one vote, and must be approved by a majority of the votes of the shareholders representing the Outstanding Shares present at the General Shareholders' Meeting that decides on the matter, which, if convened on the first call, must be attended by at least twenty percent (20%) of the total Outstanding Shares, in accordance with the quorum requirements in Article 125 of the Brazilian Corporation Law, or if convened on the second call, may be attended by any number of shareholders representing the Outstanding Shares. The costs of preparing the valuation report must be borne entirely by the offeror.

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Article 47 - The Controlling Shareholder shall be exempt from making the public tender offer referred to in the Sole Paragraph of Article 40 of these Bylaws if the Company delists from Level 2 due to the execution of the Company's participation agreement in the special segment of B3 called Novo Mercado ("Novo Mercado") or if the company resulting from the corporate reorganization obtains authorization to trade securities on the Novo Mercado within one hundred and twenty (120) days from the date of the Shareholders' Meeting that approved such reorganization.

Article 48 - In the event that there is no Controlling Shareholder, and a resolution is passed to delist the Company from Corporate Governance Level 2 so that the securities issued by it may be admitted to trading outside Level 2, or as a result of a corporate reorganization, in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 or on the Novo Mercado within one hundred and twenty (120) days from the date of the General Shareholders' Meeting that approved such reorganization, such delisting shall be subject to the holding of a public tender offer for the acquisition of shares under the same conditions set forth in the Sole Paragraph of Article 45 above.

Paragraph 1 - The Shareholders' Meeting must determine the person(s) responsible for conducting the public tender offer for the acquisition of shares, who, if present at the meeting, must expressly assume the obligation to conduct the offer.

Paragraph 2 - In the absence of a designated person responsible for conducting the public tender offer for the acquisition of shares, in the event of a corporate reorganization operation in which the resulting company does not have its securities admitted to trading on Level 2, the shareholders who voted in favor of the corporate reorganization shall be responsible for conducting such offer.

Article 49 - The Company's delisting from Level 2 due to non-compliance with the obligations set forth in the Level 2 Regulations shall be subject to a public tender offer for the acquisition of shares, at no less than the Fair Market Value of the shares, to be determined in the valuation report referred to in Article 44 of these Bylaws, in compliance with the applicable legal and regulatory requirements.

Paragraph 1 - The Controlling Shareholder shall conduct the public tender offer for the acquisition of shares provided for in the caput of this Article 49.

Paragraph 2 - In the event that there is no Controlling Shareholder and the delisting from Level 2 referred to in caput is the result of a General Shareholders' Meeting resolution, the shareholders who voted in favor of the resolution that led to the respective non-compliance must conduct the public tender offer for the acquisition of shares provided for in the caput.

Paragraph 3 - In the event that there is no Controlling Shareholder and the delisting from Level 2 referred to in the caput occurs due to an act or omission by the Directors or Officers, the Company's Directors shall convene a General Shareholders' Meeting whose agenda shall be a resolution on how to remedy the non-compliance with the obligations set forth in the Level 2 Regulations or, if applicable, to resolve on the Company's delisting from Level 2.

Paragraph 4 - In the event that the General Shareholders' Meeting mentioned in Paragraph 3 above resolves to delist the Company from Level 2, at the General Shareholders' Meeting it shall be

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determined the person(s) responsible for conducting the public tender offer for the acquisition of shares provided for in the caput, and such person(s), if present at the meeting, shall expressly assume the obligation to conduct the offer.

Article 50 - A single public tender offer for the acquisition of shares may be made for more than one of the purposes set forth in this Chapter VIII, the Level 2 Regulations, or in the regulations issued by the CVM, provided that it is possible to harmonize the procedures of all types of public tender offers for the acquisition of shares, and there is no prejudice to the recipients of the offer, and the authorization of the CVM is obtained when required by applicable law.

Article 51 - The shareholders responsible for conducting the public tender offer provided for in this Chapter VIII, in the Level 2 Regulations or in the regulations issued by the CVM may ensure that the offer is carried out through any shareholder or third party. The shareholder shall not be released from the obligation to conduct the tender offer until it is concluded, in compliance with the applicable rules.

Sole Paragraph - Notwithstanding the provisions of Chapter VIII of these Bylaws, the provisions of the Level 2 Regulations shall prevail over the provisions of the Bylaws in the event of prejudice to the rights of the recipients of the offers mentioned in these Articles.

CHAPTER IX

ARBITRATION

Article 52 - The Company, its shareholders, Directors and Officer, and the members of the Fiscal Council, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, any and all disputes or controversies that may arise among them, related to, or arising from, in particular, the application, validity, effectiveness, interpretation, breach, and the effects thereof, of the provisions contained in the Brazilian Corporation Law, these Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of the capital markets in general, in addition to those contained in the Level 2 Regulations, the Arbitration Regulations, the Sanctions Regulations and the Level 2 Participation Agreement.

Sole Paragraph - Without prejudice to the validity of this arbitration clause, any request for urgent measures by the parties, before the Arbitral Tribunal is constituted, shall be referred to the Judiciary, in accordance with Item 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

CHAPTER X

LIQUIDATION AND DISSOLUTION

Article 53 - The Company shall be liquidated in the cases provided for by law or by resolution of the General Shareholders' Meeting.

Sole Paragraph - The General Shareholders’ Meeting shall appoint the liquidator, and the Fiscal Council shall function during the liquidation period.

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CHAPTER XI

DEFINITIONS

Article 54 - For the purposes of these Bylaws, terms with initial capital letters shall have the following meanings, without prejudice to other terms defined herein:

(a)	"Acquirer" means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Disposal of Control of the Company.
(b)	"Control" (as well as its related terms, "Power of Control", "Controller", "under common Control" or "Subsidiary") means the power effectively used to direct corporate activities and guide the operation of the Company's bodies, directly or indirectly, in fact or in law, regardless of the shareholding held. There is a relative presumption of ownership of Control in relation to the person or Group of Shareholders who hold shares that have secured them an absolute majority of the votes of the shareholders present at the last three (3) General Shareholders’ Meetings of the Company, even if they do not hold the shares that secure them an absolute majority of the voting capital;
(c)	"Controlling Shareholder" means the shareholder(s) or Group of Shareholders exercising the Power of Control of the Company;
(d)	"Controlling Shares" means the block of shares that ensures, directly or indirectly, to its holder(s) the individual and/or shared exercise of the Company's Power of Control;
(e)	"Derivatives" means securities traded in futures markets or other assets backed by securities issued by the Company;
(f)	"Disposal of Control of the Company" means the transfer to a third party, for consideration, of the Controlling Shares;
(g)	"Dividend Participation" means the percentage participation in dividends held by any shareholder or represented by a certain number of shares, which will not take into account the existence of profits or their distribution in a given fiscal year, and shall be determined by applying the following formula:

PnD = 100x [XON + 75x(XPN)]

(TON + 75xTPN)

Where:

PnD = percentage share of dividends of a given shareholder;

XON = number of common shares issued by the Company held by the shareholder or involved in the transaction in question on the calculation date;

XPN = number of preferred shares issued by the Company held by the shareholder or involved in the transaction in question on the calculation date;

TON = total number of common shares issued by the Company on the calculation date;

TPN = total number of preferred shares issued by the Company on the calculation date.

(h)	"Fair Market Value" means the value of the Company and its shares that may be determined by a specialized firm, using a recognized methodology or based on other criteria that may be defined by the CVM.
(i)	"Group of Shareholders" means the group of persons: (i) bound by contracts or voting

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agreements of any nature, either directly or through Subsidiaries, Controllers or companies under common Control; or (ii) between which there is a Control relationship, either directly or indirectly; or (iii) who are under common Control;

(j)	"Independent Director" shall have the meaning ascribed to it in the Level 2 Regulations.
(k)	"Other Rights of a Corporate Nature" means: (i) beneficial interest or trust over shares issued by the Company; (ii) purchase, subscription or exchange options, in any capacity, that may result in the acquisition of shares issued by the Company; or (iii) any other right that ensures, on a permanent or temporary basis, political or economic rights of a shareholder over shares issued by the Company;
(l)	"Outstanding Shares" means all shares issued by the Company, regardless of type or class, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder, by the Company's Directors and Officers, and those held in treasury;
(m)	"Selling Controlling Shareholder" means the Controlling Shareholder when it promotes the Disposal of Control of the Company;

CHAPTER XII

RULES ON THE AUTOMATIC CONVERSION OF PREFERRED SHARES INTO COMMON SHARES AND GENERAL PROVISIONS

Article 55 - All preferred shares issued by the Company shall automatically convert, on a mandatory basis, into common shares at the Mandatory Conversion Ratio (as defined in Paragraph 5 of this Article 55) on the Conversion Date (as defined in Paragraph 2 of this Article 55). The Board of Directors shall take all necessary measures to implement the provisions of this Article 55, including the automatic mandatory conversion, as well as being responsible for determining the occurrence or non-occurrence of the Business Combination (as defined in Paragraph 3 of this Article 55) and the effective Conversion Date.

Paragraph 1 - Upon the implementation of the mandatory automatic conversion provided for in this Article 55, resulting in the unification of the Company’s shares into a single class of common shares, the Company may not issue new preferred shares, and Paragraphs 3 to 8 of Article 5 shall automatically cease to have effect.

Paragraph 2 - For the purposes of these Bylaws, the "Conversion Date" means the earliest to occur of the following:

(iv)	the effective date of the consummation of a Business Combination;

(v)	May 1, 2026 ("Initial Deadline"), unless the Company has, by April 30, 2026, (i) entered into a binding agreement (including a binding term sheet, memorandum of understanding or letter of intent) providing for the execution of a Business Combination; and, (ii) to the extent legally required, sought approval of such Business Combination from the applicable competition authorities (including through the submission of an initial application for approval prior to the execution of a definitive agreement), in which case the Initial Deadline shall be extended until ten (10) business days after the date on which such binding agreement is terminated (if applicable); and

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(vi)	September 15, 2026.

Paragraph 3 - For the purposes of these Bylaws, a “Business Combination” means any business combination (whether through merger, transformation, incorporation, incorporation of shares, acquisition, spin-off, or other form of corporate reorganization or any business combination) between the Company and a company or business (including through subsidiaries) in the same industry and which are, or were on December 17, 2024, listed or whose shares are, or were on December 17, 2024, publicly traded on any stock exchange in the United States of America or Brazil.

Paragraph 4 – If a Business Combination involves the Disposal of Control of the Company subject to a resolutive condition, the mandatory conversion of preferred shares into common shares in accordance with this Article 55, shall occur immediately following the consummation of the Disposal of Control of the Company, and the Acquirer shall initiate the public tender offering referenced in Article 40 above, taking into account the mandatory conversion provided for herein, ensuring that shareholders receive the same terms and price per share as those paid per common share to the Selling Controlling Shareholder.

Paragraph 5 - For the purposes of these Bylaws, the "Mandatory Conversion Ratio" is, for each one (1) preferred share, the number of common shares equal to the quotient obtained by dividing (i) the Total Adjusted Converted Preferred Shares by (ii) the Total Base Non-Converted Preferred Shares. Any fractional common shares, to which a shareholder is entitled, resulting from the mandatory automatic conversion provided for herein, shall be rounded down to the nearest whole share. For the purposes of calculating the Mandatory Conversion Ratio, the terms below shall have the following meanings:

(a)	"Adjusted Common Shares Percentage" means the Base Common Shares Percentage plus four (4) percentage points. For example, if the Base Common Shares Percentage were fifty percent (50%), the Adjusted Common Shares Percentage would be fifty-four percent (54%);

(b)	"Base Common Shares Percentage" means the quotient (expressed as a percentage) obtained by dividing (i) the Total Common Shares, by (ii) the sum of the Total Common Shares and the Total Base Converted Preferred Shares;

(c)	"Total Common Shares" means the number of common shares issued on the Conversion Date and immediately prior to the conversion of all of the Company's preferred shares into common shares in accordance with this Article 55;

(d)	"Adjusted Total Converted Preferred Shares" means the number obtained by dividing (i) the product of multiplying the Total Common Shares by the difference between (a) one hundred percent (100%), and (b) the Adjusted Common Shares Percentage, by (ii) the Adjusted Common Shares Percentage. The Total Adjusted Convertible Preferred Shares corresponds to the total number of common shares to be received by the holders of preferred shares in exchange for the Total Non-Convertible Base Preferred Shares in the mandatory conversion provided for in accordance with this Article 55;

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(e)	"Total Base Converted Preferred Shares" means the number equal to seventy-five (75) times the Total Base Preferred Shares Not Converted; and

(f)	"Total Base Non-Converted Preferred Shares" means the sum of (i) all preferred shares issued by the Company on January 28, 2025 (excluding preferred shares held by the Company in treasury), (ii) 100,000,000 of preferred shares (to be issued by the Company as a result of the capitalization of credits held against the Company by lessors and original equipment manufacturers), and (iii) any preferred shares to be issued pursuant to any securities convertible or exchangeable into shares issued by the Company as part of the restructuring transactions concluded by the Company in January 2025, including call, subscription or exchange options, which may result in the issuance of shares of the Company (including the maximum number of preferred shares that may be granted under any long-term incentive plan of the Company, assuming that all the conditions set forth in the respective award agreements have been met). The preferred shares to be issued pursuant to Item (iii) shall be calculated as if they had been issued on the date of exercise of the conversion right, with the issue price of such shares determined based on the terms of the applicable issuance document of such security; if the price has not yet been determined or if a volume-weighted average price ("VWAP") calculation is required based on a measurement period specified under the terms of the applicable issuance document of such security, the VWAP calculated based on the measurement period ending on the date of exercise of the conversion right shall serve as the price or VWAP for the purposes of such calculation.

Article 56 - Cases not covered by these Bylaws shall be resolved by the General Shareholders’ Meeting and governed in accordance with the provisions of the Brazilian Corporation Law and the Level 2 Regulations.

***

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ANNEX III

INFORMATION REQUIRED UNDER “ANNEX B” OF CVM RESOLUTION 81/22

FOR SHARE-BASED COMPENSATION PLANS

“ANNEX B”

(As provided for in article 14 of CVM Resolution 81/22)

1. Provide a copy of the proposed plan

The consolidated version of the Plan can be found in Annex III-A to this Proposal, which will be submitted for approval by the shareholders at the EGM to be held on February 25, 2025.

2. State the main features of the plan, identifying:

a. Potential beneficiaries

The potential beneficiaries of the Plan are: (i) members of the Board of Directors of Azul who are not members of the Board of Officers (Diretoria) of Azul, including the Chairman of the Board of Directors: (ii) members of the Board of Officers of Azul; and (iii) employees and other executives of the Company, as selected by the Board of Directors, after approval by the Remuneration Committee. The Board of Directors, with the support of the Remuneration Committee, may, at its discretion, grant individuals, including managers, elected or hired during the term of the Plan (including after the approval of each Program) the right to participate in the Plan and in the Programs already approved, upon their respective election or hiring (“Participants”).

b. Maximum number of options to be granted

The granting of Options must respect the maximum limit of 7.0% (seven percent) of the Share Capital of Azul on a Fully Diluted Basis (“Global Grant Limit”).

For the purposes of the Global Grant Limit, “Share Capital of Azul on a Fully Diluted Basis of Azul” means the sum of:

(i)       of all the shares that compose the share capital of Azul on the date of the General Meeting for Approval of the Plan;

(ii)       the maximum number of shares issuable by Azul under the Company’s incentive plans in force on the date of the General Meeting for Approval of the Plan;

(iii)       the maximum number of shares that may be issued and that are issuable by Azul in connection with the Restructuring, including consent fees (but excluding for the avoidance of doubt, the Qualifying Equity Issuance (as defined in the indenture governing the 2L Notes)), including (“Restructuring Issuances”):

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(a)       the preferred shares issued or issuable in the context of the capital increase to capitalize the credits of certain lessors and original equipment manufacturers (OEMs) pursuant to transactions contemplated by the Restructuring;

(b)       the preferred shares issued or issuable in the context of the conversion of debentures into shares in accordance with the terms of the Azul’s first issuance of convertible debentures (as originally issued on October 26, 2020, as amended from time to time);

(c)       the preferred shares issued or issuable due to the mandatory exchange of part of the 11.500% Senior Secured Second Out Notes due 2029 and the 10.875% Senior Secured Second Out Notes due 2030, in each case issued by Azul Secured Finance LLP and guaranteed by Azul and certain of its subsidiaries that were issued on January 28, 2025 (“2L Notes”);

(d)       the preferred shares issued or issuable upon the optional or mandatory exercise of the second out exchangeable notes to be issued by Azul Secured Finance LLP and guaranteed by Azul and certain of its subsidiaries (“2L Exchangeable Notes”), which 2L Exchangeable Notes are (a) issued due to the mandatory exchange of the 2L Notes or (b) issued in a maximum aggregate principal amount of US$25 million to an aircraft lessor; and

(e)       the preferred shares issued or issuable upon the exercise of the first out exchangeable notes to be issued by Azul Secured Finance LLP and guaranteed by Azul and certain of its subsidiaries due to the mandatory exchange of the 11.930% Senior Secured First Out Notes due 2028 issued by Azul Secured Finance LLP and guaranteed by Azul and certain of its subsidiaries that were issued on January 28, 2025 (the “1L Exchangeable Notes”);

(iv)       any common or preferred shares that may be issued by Azul from the date of General Meeting for Approval of the Plan, solely to the extent required by the implementation of the Restructuring, including the issuance of shares to comply with the mandatory maximum limit of fifty percent (50.0%) of shares being non-voting or limited voting shares) also due to the implementation of the Restructuring; and

(v)       any dilutions caused as a result of the implementation of the conversion of preferred shares to common shares under the terms of Article 55 of the proposed Bylaws attached to the indenture governing the 2L Notes to be adopted by the Company.

For the purposes of calculation of the Share Capital of Azul on a Fully Diluted Basis of Azul, it will be assumed that all preferred shares will be converted into common shares under the terms of Article 55 of the proposed Bylaws attached to the indenture governing the 2L Notes to be adopted by the Company.

c. Maximum number of shares covered by the plan

Notwithstanding the Global Grant Limit, the maximum number of shares subject to the Options and that can be granted to Participants under the Plan is 250,000,000 (two hundred and fifty million)

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preferred shares issued by Azul (“Maximum Number of Shares”). The Company clarifies that the Maximum Number of Shares includes both Options by Time and Options by Performance, subject to the corresponding vesting periods and achievement goals described in item 2(f) of this Annex III.

d. Terms and conditions for acquisition of shares

Subject to the fulfillment of the conditions established in the Plan, in the Programs and in the corresponding Grant Agreements, and considering the Global Grant Limit, the shares subject to the Options will be granted as follows:

(i)       5.50% (five and a half percent) of Share Capital of Azul on a Fully Diluted Basis of Azul will be granted pursuant to Section 3, within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of the Plan); and

(ii)       the remaining percentage of 1.50% (one and a half percent) of Share Capital of Azul on a Fully Diluted Basis of Azul may be granted at any time after the period of thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of the Plan), in any percentage between Options by Time and Options by Performance, as approved by the Remuneration Committee and provided for in the respective Programs and pursuant to Section 4.3.

e. Detailed criteria for fixing the exercise price

The exercise price of the Options will be equivalent to, at least, R$ 3.30 (three reais and thirty cents) per lot of 1,000 (one thousand) shares (“Exercise Price”) and the respective payment will be made by the Participant to the Company, in cash, in local currency, on the exercise date, by means of an electronic transfer of immediately available funds to a current account held by the Company, to be duly informed to the Participant, unless otherwise determined by the Board of Directors for the respective Program.

f. Criteria for fixing the exercise period

Subject to the compliance with the conditions set forth in the Plan, in the Programs, and in the respective Grant Agreements, the Options will be granted to the Participants as follows:

1.	Options by Time

Three percent (3%) of the Share Capital of Azul on a Fully Diluted Basis of Azul may be granted to Participants (other than the Appointed Directors) as Options by Time within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of the Plan). Thirty-one hundredths of one percent (0.3%) of the Share Capital of Azul on a Fully Diluted Basis of Azul will be granted to the Appointed Directors (as defined below) as Options by Time within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of the Plan).

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For purposes of the Plan, “Appointed Directors” means the two independent directors who will be appointed by the holders of (a) 11.930% Senior Secured First Out Notes due 2028 issued by Azul Secured Finance LLP (the “Issuer”), (b) 11.500% Senior Secured Second Out Notes due 2029 issued by the Issuer, (c) 10.875% Senior Secured Second Out Notes due 2030 issued by the Issuer, and (d) certain convertible debentures issued by Azul on October 6, 2020. Except as otherwise expressly set forth in the Plan, the Board of Directors, the Remuneration Committee, the Programs and the Grant Agreement shall not approve or grant a more favorable treatment to any of the Appointed Directors as compared to the remainder Directors that are Participants.

Vesting Period – Options by Time. The right to exercise the Options by Time by a Participant will be subject to a total vesting period of 3 (three) years starting from the date of the Grant Agreement with the Participant (“Vesting Period - Options by Time”), during which (except as provided in Section 8.1) the Participant must remain employed, serve on the Board of Directors, as an executive or have with his mandate in force, as the case requires, and the Participant, annually, at the end of each anniversary of the Grant Agreement’s execution, will acquire the right to exercise 1/3 (one-third) of the total Options by Time, subject to the terms of the applicable grant, except as set forth in Section 3.2 of the Plan.

2. Options by Performance

Two percent (2%) of the Share Capital of Azul on a Fully Diluted Basis of Azul may be granted to Participants (other than the Appointed Directors) as Options by Performance within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of the Plan). Two tenths of one percent (0.2%) of the Share Capital of Azul on a Fully Diluted Basis of Azul will be granted to the Appointed Directors as Options by Performance within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of the Plan).

The right to exercise the Options by Performance by a Participant is subject to the achievement of performance goal related to the total rate of return to the shareholders of Azul to be calculated as provided for in Section 3.1.2.1.3 of the Plan (“TSR Factor”). The confirmation of the achievement of the TSR Factor will be made by the Board of Directors after the express approval of the Remuneration Committee, at the end of the Vesting Period – Options by Performance (as defined below).

The calculation of the TSR Factor will be made by the Board of Directors after the express approval of the Remuneration Committee based on the result of the division (i) of the volume weighted average price (VWAP) of the preferred shares issued by Azul traded on the stock exchange market of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the sixty (60) day period immediately preceding the end of the Vesting Period – Options by Performance by (ii) the amount corresponding to 85% (eighty five percent) (or 80% (eighty percent) for Options by Performance granted to Appointed Directors) of the volume weighted average price (VWAP) of the preferred shares issued by Azul traded on the B3 stock exchange in the thirty (30) day period commencing on January 8, 2025 (“Initial Value per Share”).

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With due regard to Section 3.2 below, after the Vesting Period – Options by Performance, the number of Options by Performance that a Participant may exercise will be calculated based on the TSR Factor determined by the Board of Directors after the express approval of the Remuneration Committee in the manner provided for in the immediately preceding Section, provided that the Participant will only have the right to exercise the Options by Performance if the TSR Factor reaches or exceeds 1.5 (or 2.0, as applicable), in accordance with the charts below:

	TSR Factor
	From 1.5 (including) to 2.0 (excluding)	From 2.0 (including) to 2.5 (excluding)	Above 2.5 (including)
% of the Options by Performance granted to a Participant (other than an Appointed Director Participant) shall be entitled under the respective Grant Agreement(s)	33.33%	66.66%	100%

	TSR Factor
	From 2.0 (including) to 2.5 (excluding)	From 2.5 (including) to 3.0 (excluding)	Above 3.0 (including)
% of the Options by Performance granted to Appointed Director Participant shall be entitled under the respective Grant Agreement(s)	30.00%	60.00%	100%

Vesting Period – Options by Performance. With due regard to Section 3.2 below, the right to exercise the Options by Performance by a Participant is subject to a total vesting period of 3 (three) years from the approval of the respective Program, and the number of Options by Performance that the Participant will effectively have the right to exercise will be determined by the Board of Directors, after the express approval of the Remuneration Committee, at the end of this period (“Vesting Period – Options by Performance” and, together with the Vesting Period – Options by Time, “Vesting Period”).

US-resident Participants – 83(b) Election. For Participants that are resident in the United States of America and intend to exercise Section 83(b) of the Internal Revenue Code of the United States of America, the Board of Directors may, to the extent permitted by applicable law, grant Options by Time and/or Options by Performance that are exercisable immediately after the grant by the Director, in which case the shares acquired by the relevant Participant shall remain restricted and

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recorded in the share registry of the book keeping agent (agente escriturador) for (i) the Vesting Period – Options by Time, in respect of the shares issued in connection with the Options by Time and (ii) for the Vesting Period – Options by Performance, in respect of the shares issued in connection with the Options by Performance. The Company will have the right to buy back such restricted shares in the event of termination of the relevant Participant before the relevant Vesting Period, with due regard to Section 8 below, for the same price per share paid by the Director for the acquisition of such restricted shares, subject to applicable law and regulations.

The Programs may provide that, in order to be entitled to the benefit, those Participants that are members of the senior management of Azul must, at the end of each Vesting Period, hold a minimum number of shares issued by Azul, to be determined by the Board of Directors, after express approval by the Remuneration Committee.

g. Settlement of the options

In order to satisfy the exercise of the Options by the respective Participants, after verification of the Vesting conditions set out in Clauses 3.1.1. and 3.1.2 of the Plan, the Company may (i) issue new shares through an increase in the Company's capital; and/or (ii) use shares issued by the Company and held in treasury.

h. Criteria and events resulting in the suspension, amendment, or extinction of the plan

Subject to the general conditions of the Plan, the guidelines established by Azul’s general meeting and the provisions of the Company’s Bylaws, the Board of Directors has broad authority to take all necessary and appropriate measures for the administration of the Plan and its Programs, including: (i) amending or terminating the Programs or the Plan; (ii) approving Programs; (iii) approving eligible Participants and authorizing the granting of the Options under the terms and conditions defined in the respective Grant Agreements; (iv) establishing and amending the performance goals and conditions related to the Options by Performance; and (v) establishing the regulation applicable to omitted cases and resolving any related doubts, in each of subsections (i) through (v) hereof (after the approval by and based on parameters to be established by the Remuneration Committee).

The Board of Directors may not increase the Global Grant Limit or the Maximum Number of Shares without prior approval from Azul’s general meeting.

Upon the consummation of (i) a Change of Control (or Permitted Change of Control for Options granted to Appointed Directors); or (ii) the disposal of all or substantially all of the Company’s assets (“Disposal of Assets”), the Vesting Periods relating to all the Options granted under the Grant Agreements already executed when the respective event occurs with all Participants will be anticipated. Thus, the Options will become exercisable by the Participants on the same day as the liquidation of the Change of Control (or Permitted Change of Control for Options granted to Appointed Directors) or the Disposal of Assets; provided that the effective quantity of the (a) Options by Time that will become exercisable by the Participant will be the total amount of Options subject to the Options by Time provided for in each Participant’s Grant Agreement(s); (b) Options by Performance that will become exercisable by the Participant will be determined based on the TSR Factor, in which case the TSR Factor will be approved by the Board of Directors, after the express

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calculation and approval by the Remuneration Committee, based on the result of the division (i) of the unit value attributed to the preferred shares issued by Azul in the Change of Control (or Permitted Change of Control for Options granted to Appointed Directors or in connection with the consummation of the Change of Control (or Permitted Change of Control for Options granted to Appointed Directors) or the Disposal of Assets by (ii) the Initial Value per Share.

For the purposes of the Plan, “Change of Control” means:

(i)       at any time prior to a unification of the shares issued by Azul into a single class of common shares, if David Gary Neeleman (including through controlled companies) no longer holds, directly or indirectly, the majority of the common shares issued by Azul,

(ii)       with effect from the time that the shares issued by Azul have been unified into a single class of common shares, any person or group acquires beneficial ownership of a majority of the voting rights of Azul; and

(iii)       the consummation of (and not the entry into of an agreement for) a Business Combination (as defined below);

provided, however, that solely to the extent necessary to ensure that any Options granted pursuant to a Grant Agreement are not subject to any taxes and penalties imposed on any Participant under Section 409A of the United States Internal Revenue Code (the “Code”), “Change of Control” must also be a change in control event within the meaning of U.S. Treas. Reg. section 1.409A-3(i)(5).

Notwithstanding the above, the Board of Directors, after the approval by the Remuneration Committee, may, at its discretion, extend the effects of Section 9.1 of the Plan to the Appointed Directors upon the occurrence of a “Permitted Change of Control” as defined in the indenture governing the 2L Notes.

For the purposes of the Plan, “Business Combination” means a transaction, or series of related transactions, that cumulatively comply with the following conditions:

(i)       any merger, transformation, incorporation, merger of shares, acquisition, spin-off, or other form of corporate reorganization or any business combination (as defined in the accounting rules dealing with the matter), as well as any other transaction involving the Company that results in the transfer of all or substantially all of the assets of the Company or shares issued by Azul or that generates the discontinuation of its activities, whether as acquirer or acquiree;

(ii)       the company resulting from the transaction or series of transactions referred to in item (i) above has (or will have) its capital divided into a single class of common shares; and

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(iii)       the transaction or series of transactions referred to in item (i) above:

(A)       has as the Company’s counterparty a legal entity which:

i)       directly or through its subsidiary(ies), operates any of the activities listed in Article 4 of the Bylaws of Azul in force on the date hereof (with the exception of item (k)); and

ii)       on the execution date of the definitive agreement for the referred transaction or series of transactions, it is listed or has (or whose parent(s) or subsidiary(ies) are or have) any of its securities traded on any stock exchange in the United States of America or in the Federative Republic of Brazil or that, on December 17, 2024, was listed or had (or whose parent(s) or subsidiary(ies) were or had) any of its securities traded on any of said stock exchanges; or

(B)       in which the legal entity resulting from such transaction or series of transactions:

i)       directly or through its subsidiary(ies), operates any of the activities listed in Article 4 of the Bylaws of Azul in force on (with the exception of item (k)); and

ii)       on the execution date of the definitive agreement for the referred transaction or series of transactions, it listed or has (or whose parent(s) or subsidiary(ies) are or have) any of its securities traded on any stock exchange in the United States of America or in the Federative Republic of Brazil or that, on December 17, 2024, was listed or had (or whose parent(s) or subsidiary(ies) were or had) any of its securities traded on any of said stock exchanges.

3. Give the reasons for the proposed plan, explaining:

a. The plan’s main objectives

The Plan’s objectives are (i) to promote a greater alignment of interests between the Participants and the shareholders of Azul in the pursuit of sustainable growth of the Company business; (ii) to strive to achieve the Company’s corporate goals and objectives; (iii) to enhance the Company’s ability to attract, retain, and motivate participants, fostering a long-term commitment to the Company’s goal; and (iv) to share the creation of value, as well as the risks associated in the Company’s business.

The Plan is included within the context of implementing the transactions related to the Company’s debt restructuring, aiming to strengthen the Company’s financial condition, cash flow generation and improve its capital structure, pursuant to the Material Facts disclosed by the Company on October 7 and 28, 2024, November 14, 2024, December 9 and 18, 2024, January 8 and 16, 2025.

b. How the plan contributes to those objectives

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By enabling Plan Participants to become shareholders of the Company, the Company believes that it is providing an incentive for Participants to effectively commit to the creation of value for the Company, and to take their interests as shareholders into consideration when performing their functions within the Company. The Plan thus integrates corporate objectives into the Company’s plans for growth and maximizing profits, while generating a long-term relationship among the Participants, the Company, and its shareholders. In addition, the Company expects that the Plan model will be an efficient mechanism for retaining members of management and employees, by allowing them to share in growth in value of the Company’s shares.

c. How the plan fits into the company’s compensation policy

The Plan is part of the Company’s Compensation Policy to the extent that, in addition to providing fair compensation for performance, it seeks to leverage the Company’s results and reward the members of its management and employees.

d. How the plain aligns the beneficiaries’ and the company’s interests in the short, medium and long terms

The shares underlying the options granted under the Plan have different mechanisms that enable the alignment of management’s interests over different periods of time. The Company believes that dividing the options into annual lots with different vesting periods will result in Participants’ commitment to the ongoing growth in value of shares in the Company over the short, medium and long term. In addition, the fact that a significant part of the Plan depends on the performance of the share price ensures even greater alignment between shareholders and management.

4. Estimate the expense incurred by the company in connection with the plan, according to applicable accounting rules

The Company estimates the expenses arising from the Plan at approximately BRL 140,000,000.00 (one hundred and forty million reais), to be recognized over multiple years during the term of the Plan. This amount is a mere estimate which depends on various variables and assumptions, such as the share price, its volatility, the achievement of performance goals linked to the total return of investors, the permanence of participants in the company, among other factors which may or may not be confirmed.

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ANNEX III-A

STOCK OPTIONS PLAN

[Convenience translation into English.

The original in Portuguese prevails.]

AZUL S.A.

Publicly Held Company

CNPJ/MF No. 09.305.994/0001-29

NIRE 35.300.361.130 – CVM 24112

STOCK OPTIONS PLAN

1.	PURPOSE OF THE PLAN

1.1.           This Stock Option Plan of Azul S.A (“Azul”) and its direct and indirect subsidiaries (jointly referred to as the “Company”) (“Plan”) is established in accordance with the applicable legal and regulatory provisions. Its purpose is to grant to selected officers, employees and other executives of the Company options to purchase preferred shares issued by Azul through two different mechanisms: (i) granting of options that vest solely based on continued service to the Company (except as provided in Section 8.1), aimed at retaining the Participant (as defined below) (“Options by Time”); and/or (ii) subject to the achievement of certain performance goals related to the total rate of return to the shareholders of Azul (“Options by Performance” and, together with the Options by Time, “Options”), in accordance with the terms and conditions set forth herein, with the objective to:

(i)	promote a greater alignment of interests between the Participants and the shareholders of Azul in the pursuit of sustainable growth of the Company business;

(ii)	strive to achieve the Company’s corporate goals and objectives;

(iii)	enhance the Company’s ability to attract, retain, and motivate participants, fostering a long-term commitment to the Company’s goal; and

(iv)	share the creation of value, as well as the risks associated in the Company’s business.

The Plan is included within the context of implementing the transactions related to the Company’s debt restructuring, aiming to strengthen the Company’s financial condition, cash flow generation and improve its capital structure, pursuant to the Material Facts disclosed by the Company on October 7

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and 28, 2024, November 14, 2024, December 9 and 18, 2024, January 8 and 16, 2025 (“Restructuring”).

2.	ELIGIBLE PARTICIPANTS

2.1.           The following participants are eligible to participate in the Plan (collectively, the “Participants”):

(i)	members of the Board of Directors of Azul (“Board of Directors”) who are not members of the Board of Officers of Azul, including the Chairman of the Board of Directors;

(ii)	members of the Board of Officers of Azul; and

(iii)	employees and other executives of the Company, as selected by the Board of Directors, with the assistance of the Remuneration Committee, subject to the provisions of Section 4.3. The Board of Directors, after the approval by the Remuneration Committee, may, at its discretion, grant individuals, including managers, elected or hired during the term of this Plan (including after the approval of each Program) the right to participate in this Plan and in the Programs already approved, upon their respective election or hiring.

2.2.           The Plan will be divided into one or more programs, subject to the Maximum Number of Shares (as defined below) set forth in the Plan (“Programs”). The Participants’ adherence to the Plan and its Programs requires the execution of an agreement between the Participant and the Company setting forth the applicable rules, terms and conditions applicable to the granting and the exercise of Options, that will be complied with by the Participant to be eligible for the benefits of the Plan and the respective Program (the “Grant Agreement”).

2.3.           No provision of this Plan, the Programs, or the respective Grant Agreements will entitle any of the Participants to remain in their position until the conclusion of their respective term, to be re-elected to their respective position, or to maintain their employment or executive with the Company, neither will it interfere in any way with the Company’s right to terminate, at any time, the term of office of the officer or the employment agreement of the employee or with the executive, as the case may be.

3.	SHARE GRANTING MODEL

3.1.           Subject to the compliance with the conditions set forth in this Plan, in the Programs, and in the respective Grant Agreements, the Options will be granted to the Participants as follows:

3.1.1.	Options by Time

3.1.1.1.1.                Three percent (3%) of the Share Capital of Azul on a Fully Diluted Basis of Azul may be granted to Participants (other than the Appointed Directors) as Options by Time within thirty (30) days from the date of the General Meeting for Approval of the Plan (as

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defined in Clause 10.1 of this Plan). Thirty one hundredths of one percent (0.3%) of the Share Capital of Azul on a Fully Diluted Basis of Azul will be granted to the Appointed Directors (as defined below) as Options by Time within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of this Plan).

3.1.1.1.2.                For purposes of this Plan, “Appointed Directors” shall mean the two independent directors who will be appointed by the holders of (a) 11.930% Senior Secured First Out Notes due 2028 issued by Azul Secured Finance LLP (the “Issuer”), (b) 11.500% Senior Secured Second Out Notes due 2029 issued by the Issuer, (c) 10.875% Senior Secured Second Out Notes due 2030 issued by the Issuer, and (d) certain convertible debentures issued by Azul on October 6, 2020. Except as otherwise expressly set forth in this Plan, the Board of Directors, the Remuneration Committee, the Programs and the Grant Agreement shall not approve or grant a more favorable treatment to any of the Appointed Directors as compared to the remainder Directors that are Participants.

3.1.1.1.3.                Vesting Period – Options by Time. The right to exercise the Options by Time by the Participant will be subject to a total vesting period of 3 (three) years starting from the date of the Grant Agreement with the Participant (“Vesting Period - Options by Time”), during which (except as provided in Section 8.1) the Participant must remain employed, serve on the Board of Directors, as an executive or have with his mandate in force, as the case requires, and the Participant, annually, at the end of each anniversary of the Grant Agreement's execution, will acquire the right to exercise 1/3 (one-third) of the total Options by Time, subject to the terms of the applicable grant, except as set forth in Section 3.2 below.

3.1.2.      Options by Performance

3.1.2.1.1.                Two percent (2%) of the Share Capital of Azul on a Fully Diluted Basis of Azul may be granted to Participants (other than the Appointed Directors) as Options by Performance within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of this Plan). Two tenths of one percent (0.2%) of the Share Capital of Azul on a Fully Diluted Basis of Azul will be granted to the Appointed Directors as Options by Performance within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of this Plan).

3.1.2.1.2.                The right to exercise the Options by Performance by the Participant is subject to the achievement of performance goal related to the total rate of return to the shareholders of Azul to be calculated as provided for in Section 3.1.2.1.3 below (“TSR Factor”). The confirmation of the achievement of the TSR Factor will be made by the Board of Directors after the express approval of the Remuneration Committee, at the end of the Vesting Period – Options by Performance (as defined below).

3.1.2.1.3.                The calculation of the TSR Factor will be made by the Board of Directors after the express approval of the Remuneration Committee based on the result of the division

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(i) of the volume weighted average price (VWAP) of the preferred shares issued by Azul traded on the stock exchange market of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the sixty (60) day period immediately preceding the end of the Vesting Period – Options by Performance by (ii) the amount corresponding to 85% (eighty five percent) (or 80% (eighty percent) for Options by Performance granted to Appointed Directors) of the volume weighted average price (VWAP) of the preferred shares issued by Azul traded on the B3 stock exchange in the thirty (30) day period commencing on January 8, 2025 (“Initial Value per Share”)

3.1.2.1.4.                With due regard to Section 3.2 below, after the Vesting Period – Options by Performance, the number of Options by Performance that the Participant may exercise will be calculated based on the TSR Factor determined by the Board of Directors after the express approval of the Remuneration Committee in the manner provided for in the immediately preceding Section, provided that the Participant will only have the right to exercise the Options by Performance if the TSR Factor reaches or exceeds 1.5 (or 2.0, as applicable), in accordance with the charts below:

	TSR Factor
	From 1.5 (including) to 2.0 (excluding)	From 2.0 (including) to 2.5 (excluding)	Above 2.5 (including)
% of the Options by Performance granted to a Participant (other than a Appointed Director Participant) shall be entitled under the respective Grant Agreement(s)	33.33%	66.66%	100%

	TSR Factor
	From 2.0 (including) to 2.5 (excluding)	From 2.5 (including) to 3.0 (excluding)	Above 3.0 (including)
% of the Options by Performance granted to Appointed Director Participant shall be entitled under the respective Grant Agreement(s)	30.00%	60.00%	100%

3.1.2.1.5.                Vesting Period – Options by Performance. With due regard to Section 3.2 below, the right to exercise the Options by Performance by the Participant is subject to a total vesting period of 3 (three) years from the approval of the respective Program, and the number of Options by Performance that the Participant will effectively have the right to exercise will be determined by the Board of Directors, after the express approval of the Remuneration Committee, at the end of this period (“Vesting Period – Options by Performance” and, together with the Vesting Period – Options by Time, “Vesting Period”).

3.2.           US-resident Participants – 83(b) Election. For Participants that are resident in the United States of America and intend to exercise Section 83(b) of the Internal Revenue Code of the United

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States of America, the Board of Directors may, to the extent permitted by applicable law, grant Options by Time and/or Options by Performance that are exercisable immediately after the grant by the Director, in which case the shares acquired by the relevant Participant shall remain restricted and recorded in the share registry of the book keeping agent (agente escriturador) for (i) the Vesting Period – Options by Time, in respect of the shares issued in connection with the Options by Time and (ii) for the Vesting Period – Options by Performance, in respect of the shares issued in connection with the Options by Performance. The Company shall have the right to buy back such restricted shares in the event of termination of the relevant Participant before the relevant Vesting Period, with due regard to Section 8 below, for the same price per share paid by the Director for the acquisition of such restricted shares, subject to applicable law and regulations.

3.3.           Stock Ownership Guidelines. The Programs may provide that, in order to be entitled to the benefit, those Participants that are members of the senior management of Azul must, at the end of each Vesting Period, hold a minimum number of shares issued by Azul, to be determined by the Board of Directors, after express approval by the Remuneration Committee.

4.               PROCEDURE FOR GRANTING OPTIONS

4.1.           Each Option entitles its holder the right to purchase and/or subscribe, as applicable, for one (1) share, strictly under the terms and conditions established in this Plan, in the Programs and the Grant Agreements.

4.2.           The grant of Options to Participants will be formalized through the execution of the respective Grant Agreement between the Company and each Participant.

4.3.           For each Program, the Board of Directors, after the express approval by the Remuneration Committee, will, at its sole discretion, define the Participants and the number of shares that the Participant will have the right to purchase or subscribe upon exercise of the Options (subject to the Global Grant Limit, as defined below), the exercise price per share, the respective payment conditions, as well as other terms and conditions applicable, always in accordance with the provisions of this Plan, which shall be included in the respective Grant Agreements.

4.4.           The effective transfer of the Options to the Participant, as a result of the exercise of the Options, will only occur upon the fulfillment of the conditions set forth in this Plan, the Programs, and the Grant Agreements, so that the approval of the Programs or the execution of the Grant Agreements alone does not grant the Participant any rights over the granted shares subject to the Options, nor does it guarantee their receipt.

4.5.           No share will be granted to the Participant as a result of the exercise of the Options unless (i) under the terms of the respective Grant Agreement; and (ii) all legal, regulatory, and contractual requirements have been fully fulfilled.

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4.6.           The granting of Options will not confer on Participants any rights as shareholders of Azul. The Participants will only be entitled to the rights conferred by the preferred shares issued by Azul after the effective transfer of the shares, in accordance with the provisions of the Brazilian Corporation Law, from the moment they effectively become shareholders of Azul, through the subscription or purchase of the shares resulting from the exercise of the Options to which they are entitled, as stipulated in this Plan, in the respective Program and in the Grant Agreement.

5.	SHARES INCLUDED IN THE PLAN

5.1.           Share Limit. The granting of Options must respect the maximum limit of 7.0% (seven percent) of the Share Capital of Azul on a Fully Diluted Basis of Azul (“Global Grant Limit”).

5.1.1.	For the purposes of this Plan, “Share Capital of Azul on a Fully Diluted Basis of Azul” means the sum of:

(i)	of all the shares that compose the share capital of Azul on the date of the General Meeting for Approval of the Plan;

(ii)	the maximum number of shares issuable by Azul under the Company´s incentive plans in force on the date of the General Meeting for Approval of the Plan;

(iii)	the maximum number of shares that may be issued and that are issuable by Azul in connection with the Restructuring, including consent fees (but excluding for the avoidance of doubt, the Qualifying Equity Issuance (as defined in the indenture governing the 2L Notes)), including (“Restructuring Issuances”):

(a)	the preferred shares issued or issuable in the context of the capital increase to capitalize the credits of certain lessors and original equipment manufacturers (OEMs) pursuant to transactions contemplated by the Restructuring;

(b)	the preferred shares issued or issuable in the context of the conversion of debentures into shares in accordance with the terms of the Azul’s first issuance of convertible debentures (as originally issued on October 26, 2020, as amended from time to time);

(c)	the preferred shares issued or issuable due to the mandatory exchange of part of the 11.500% Senior Secured Second Out Notes due 2029 and the 10.875% Senior Secured Second Out Notes due 2030, in each case issued by Azul Secured Finance LLP and guaranteed by Azul and certain of its subsidiaries that were issued on January 28, 2025 (“2L Notes”);

(d)	the preferred shares issued or issuable upon the optional or mandatory exercise of the second out exchangeable notes to be issued by Azul Secured Finance LLP and

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guaranteed by Azul and certain of its subsidiaries (“2L Exchangeable Notes”), which 2L Exchangeable Notes are (a) issued due to the mandatory exchange of the 2L Notes or (b) issued in a maximum aggregate principal amount of US$25 million to an aircraft lessor; and

(e)	the preferred shares issued or issuable upon the exercise of the first out exchangeable notes to be issued by Azul Secured Finance LLP and guaranteed by Azul and certain of its subsidiaries due to the mandatory exchange of the 11.930% Senior Secured First Out Notes due 2028 issued by Azul Secured Finance LLP and guaranteed by Azul and certain of its subsidiaries that were issued on January 28, 2025 (the “1L Exchangeable Notes”);

(iv)	any common or preferred shares that may be issued by Azul from the date of General Meeting for Approval of the Plan, solely to the extent required by the implementation of the Restructuring, including the issuance of shares to comply with the mandatory maximum limit of fifty percent (50.0%) of shares being non-voting or limited voting shares) also due to the implementation of the Restructuring;

(v)	any dilutions caused as a result of the implementation of the conversion of preferred shares to common shares under the terms of Article 55 of the proposed Bylaws attached to the indenture governing the 2L Notes to be adopted by the Company.

5.1.2.	For the purposes of calculation of the Share Capital of Azul on a Fully Diluted Basis of Azul, it will be assumed that all preferred shares will be converted into common shares under the terms of Article 55 of the proposed Bylaws attached to the indenture governing the 2L Notes to be adopted by the Company.

5.1.3.	Notwithstanding the Global Grant Limit, the maximum number of shares, subject to the Options and that can be granted to Participants under this Plan is 250,000,000 (two hundred and fifty million) preferred shares issued by Azul (“Maximum Number of Shares”).

5.1.4.	If, on the execution date of a Grant Agreement, the Maximum Number of Shares is higher than the number of shares corresponding to the Global Grant Limit (determined on the date of any Grant Agreement), the Company shall be authorized to grant a number of Options corresponding to a number of shares that complies with the Global Grant Limit. However, if, on the execution date of a Grant Agreement, the Maximum Number of Shares is lower than the number of shares corresponding to the Global Grant Limit (determined on the date of any Grant Agreement), the Company shall be authorized to seek the approval of an increase in the Maximum Number of Shares in a Company´s general meeting.

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5.1.5.	For clarification, if any Option granted is not exercised within its exercise period or becomes extinct before the end of its exercise period, for any reason, such grant will not be considered for the purposes of reaching the Global Grant Limit, and the Company will be able to grant new Options, subject to the provisions of this Plan.

5.2.           Subject to the fulfillment of the conditions established in this Plan, in the Programs and in the corresponding Grant Agreements, and considering the Global Grant Limit, the shares subject to the Options will be granted as follows:

(i)	5.50% (five and a half percent) of Share Capital of Azul on a Fully Diluted Basis of Azul will be granted pursuant to Section 3, within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of this Plan);

(ii)	the remaining percentage of 1.50% (one and a half percent) of Share Capital of Azul on a Fully Diluted Basis of Azul may be granted at any time after the period of thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of this Plan), in any percentage between Options by Time and Options by Performance, as approved by the Remuneration Committee and provided for in the respective Programs and pursuant to Section 4.3.

5.3.           In order to satisfy the exercise of the Options by the respective Participants, the Company may (i) issue new shares through a capital increase of the Company; and/or (ii) use shares of its issue held in treasury.

5.4.           The shareholders of Azul will not have pre-emptive rights in the granting of Options or in the subscription and/or purchase of shares resulting from the exercise of Options under this Plan, as permitted by Article 171, paragraph 3, of the Brazilian Corporation Law.

5.5.           The Board of Directors, after the express approval by the Remuneration Committee, will have full discretion to determine the number of shares subject to the Options to be granted under each Program, with no limit on the number of shares that may be granted in each Program, provided that the Global Grant Limit is observed.

5.6.           The individualized number of shares subject to each Option to be granted to each Participant will be determined by the Board of Directors, after the approval by and based on parameters to be established by the Remuneration Committee, considering, among other factors, the Participants' compensation value at the date of each Program.

6.	EXERCISE OF OPTIONS

6.1.           The exercise price of the Options will be equivalent to, at least, R$ 3.30 (three reais and thirty cents) per lot of 1,000 (one thousand) shares (“Exercise Price”) and the respective payment will be made by the Participant to the Company, in cash, in local currency, on the exercise date, by means of

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an electronic transfer of immediately available funds to a current account held by the Company, to be duly informed to the Participant, unless otherwise determined by the Board of Directors for the respective Program.

6.2.           The Options will only be exercisable pursuant to Sections 3.1.1 and 3.1.2 of this Plan and the terms and conditions set forth in the respective Grant Agreements.

6.2.1.	The Participant that wishes to exercise his/her Option must sign and deliver to the Company a term of exercise of Options and pay the Exercise Price, as provided for in the respective Grant Agreement.

6.3.           Unless the Board of Directors determines, after the express approval of the Remuneration Committee, and publishes another date, the Company will have a period of up to thirty (30) days from the receipt of payment of the Exercise Price to issue or transfer the shares subject to the Option to the Participant, by signing the appropriate subscription form or share transfer agreement, as applicable.

6.3.1.	If, for reasons beyond the Company’s control or due to temporary restrictions on the transfer of Azul shares arising from legal or regulatory rules, the shares cannot be transferred to Participants within the timeframe described in the heading of Section 6.3, such period will be suspended for up to 30 (thirty) days or until the impediment ceases to exist, whichever occurs first. The timeframe shall resume once the suspension ends.

6.4.           Except as otherwise set forth in a Grant Agreement (including for any Participant subject to income taxation in the United States), once the right to exercise the Option has been acquired, the Participant may exercise it, in whole or in part, within 5 (five) years from the end of the respective Vesting Period provided for in the Grant Agreement for the totality of the Options granted that have vested.

6.5.           No Section of this Plan, of the Programs or of any Agreement will be interpreted as obligating the Company to hold a quantity of preferred shares issued by Azul exceeding the Global Grant Limit.

7.	PLAN ADMINISTRATION

7.1.           This Plan and its Programs will be administered by the Board of Directors, with the assistance of the Remuneration Committee, subject to the restrictions set forth in applicable law.

7.2.           Subject to the general conditions of this Plan, the guidelines established by Azul´s general meeting and the provisions of the Company's Bylaws, the Board of Directors shall have broad authority to take all necessary and appropriate measures for the administration of the Plan and its Programs, including: (i) amending or terminating the Programs or the Plan; (ii) approving Programs; (iii) approving eligible Participants and authorizing the granting of the Options under the terms and conditions defined in the respective Grant Agreements; (iv) establishing and amending the

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performance goals and conditions related to the Options by Performance; and (v) establishing the regulation applicable to omitted cases and resolving any related doubts, in each of subsections (i) through (v) hereof (after the approval by and based on parameters to be established by the Remuneration Committee).

7.3.           The approval of amendments or the termination of Programs or this Plan shall not prejudice the terms and conditions of Options by Time or Options by Performance that have granted pursuant to Grant Agreements executed with Participants at the time of such amendment or termination, except with prior consent of the applicable Participant.

7.4.           Notwithstanding the provisions of Section 7.1, the Board of Directors shall not increase the Global Grant Limit or the Maximum Number of Shares without prior approval from Azul´s general meeting.

8.	TERMINATION, DEATH AND PERMANENT DISABILITY OF THE PARTICIPANT

8.1.           Termination Without Cause, Death, and Permanent Disability. If, before the completion of the respective Vesting Periods of the Options, any of the following events occur: (i) Termination (as defined below) of the Participant without cause; (ii) death of the Participant; or (iii) permanent disability of the Participant as recognized by applicable social security and similar laws and regulations, then the Board of Directors may provide, after the express approval by the Remuneration Committee, (1) except as otherwise set forth in the applicable Grant Agreement, the Vesting Periods for Options by Time shall continue to be exercisable in accordance with the previously-established Vesting Periods of the Options pursuant to Section 3.1.1 notwithstanding such Termination, death or recognition of disability, and (2) except as otherwise set forth in the applicable Grant Agreement, the Options by Performance shall continue to be exercisable in accordance with the previously-established performance criteria pursuant to Section 3.1.2 notwithstanding such Termination, death or recognition of disability. Any Options that do not vest and become exercisable in accordance with this Section 8.1 will automatically and fully forfeit, regardless of prior notice, on the date of Termination without any consideration or right to indemnification.

8.2.           Voluntary Termination and Termination for Cause. If, before the completion of the respective Vesting Periods of Options, any of the following events occur: (i) the Participant’s voluntary Termination (through resignation or relinquishment of their position in management, as applicable); and/or (ii) the Termination of the Participant at the Company´s initiative with cause, the Participant will automatically and fully forfeit, regardless of prior notice, all Options granted to it under its Grant Agreement(s), whether exercisable or not, on the date of Termination, without any consideration or right to indemnification.

8.3.           For the purposes of this Plan, “Termination” means any act or fact, whether justified or not, which terminates the Participant's legal relationship with the Company, with the exception of the provisions of the final part of this Section, including, among others, the cases of dismissal, replacement or non-re-election as a manager and termination of an employment or service

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agreement, as applicable to each Participant's legal relationship and for any reason whatsoever. The concept of Termination described in the initial part of this Section does not include the hypotheses of a change in the Participant's legal relationship with the Company, provided that, after such change, the Participant is still considered a director, executive or employee of the Company, under the terms set out in this Plan, and it is up to the Board of Directors, after the approval by the Remuneration Committee, to decide whether or not to maintain the Participant's status after such change.

9.	CHANGE OF CONTROL AND DISPOSAL OF ASSETS

9.1.           Upon the consummation of (i) a Change of Control (or Permitted Change of Control for Options granted to Appointed Directors); or (ii) the disposal of all or substantially all of the Company’s assets (“Disposal of Assets”), the Vesting Periods relating to all the Options granted under the Grant Agreements already executed when the respective event occurs with all Participants will be anticipated. Thus, the Options will become exercisable by the Participants on the same day as the liquidation of the Change of Control (or Permitted Change of Control for Options granted to Appointed Directors) or the Disposal of Assets; provided that the effective quantity of the (a) Options by Time that will become exercisable by the Participant will be the total amount of Options subject to the Options by Time provided for in each Participant's Grant Agreement(s); (b) Options by Performance that will become exercisable by the Participant will be determined based on the TSR Factor, in which case the TSR Factor will be approved by the Board of Directors, after the express calculation and approval by the Remuneration Committee, based on the result of the division (i) of the unit value attributed to the preferred shares issued by Azul in the Change of Control (or Permitted Change of Control for Options granted to Appointed Directors or in connection with the consummation of the Change of Control (or Permitted Change of Control for Options granted to Appointed Directors) or the Disposal of Assets by (ii) the Initial Value per Share.

9.2.           For the purposes of this Plan, “Change of Control” means:

(i)	at any time prior to a unification of the shares issued by Azul into a single class of common shares, if David Gary Neeleman (including through controlled companies) no longer holds, directly or indirectly, the majority of the common shares issued by Azul,

(ii)	with effect from the time that the shares issued by Azul have been unified into a single class of common shares, any person or group acquires beneficial ownership of a majority of the voting rights of Azul; and

(iii)	the consummation of (and not the entry into of an agreement for) a Business Combination (as defined below);

provided, however, that solely to the extent necessary to ensure that any Options granted pursuant to a Grant Agreement are not subject to any taxes and penalties imposed on any Participant under Section 409A of the United States Internal Revenue Code (the “Code”),

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“Change of Control” must also be a change in control event within the meaning of U.S. Treas. Reg. section 1.409A-3(i)(5).

9.2.1.	Notwithstanding the above, the Board of Directors, after the approval by the Remuneration Committee, may, at its discretion, extend the effects of Section 9.1 above to the Appointed Directors upon the occurrence of a “Permitted Change of Control” as defined in the indenture governing the 2L Notes.

9.3.           For the purposes of this Plan, “Business Combination” means a transaction, or series of related transactions, that cumulatively comply with the following conditions:

(i)	any merger, transformation, incorporation, merger of shares, acquisition, spin-off, or other form of corporate reorganization or any business combination (as defined in the accounting rules dealing with the matter), as well as any other transaction involving the Company that results in the transfer of all or substantially all of the assets of the Company or shares issued by Azul or that generates the discontinuation of its activities, whether as acquirer or acquiree;

(ii)	the company resulting from the transaction or series of transactions referred to in item (i) above has (or will have) its capital divided into a single class of common shares; and

(iii)	the transaction or series of transactions referred to in item (i) above:

(A)	has as the Company's counterparty a legal entity which:

i)	directly or through its subsidiary(ies), operates any of the activities listed in Article 4 of the Bylaws of Azul in force on the date hereof (with the exception of item (k)); and

ii)	on the execution date of the definitive agreement for the referred transaction or series of transactions, it is listed or has (or whose parent(s) or subsidiary(ies) are or have) any of its securities traded on any stock exchange in the United States of America or in the Federative Republic of Brazil or that, on December 17, 2024, was listed or had (or whose parent(s) or subsidiary(ies) were or had) any any of its securities traded on any of said stock exchanges; or

(B)	in which the legal entity resulting from such transaction or series of transactions:

i)	directly or through its subsidiary(ies), operates any of the activities listed in Article 4 of the Bylaws of Azul in force on (with the exception of item (k)); and

ii)	on the execution date of the definitive agreement for the referred transaction or series of transactions, it listed or has (or whose parent(s) or subsidiary(ies) are or

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have) any of its securities traded on any stock exchange in the United States of America or in the Federative Republic of Brazil or that, on December 17, 2024, was listed or had (or whose parent(s) or subsidiary(ies) were or had) any of its securities traded on any of said stock exchanges.

10.	PLAN TERM

10.1.	This Plan will take effect upon its approval by Azul´s shareholders general meeting (“General Meeting for Approval of the Plan”) and shall remain in effect for an indefinite period, subject to termination at any time by approval of the Board of Directors, following approval of the Remuneration Committee. The rules established herein apply exclusively to this Plan and shall not extend to other compensation plans of the Company already in effect or that may be approved in the future.

10.2.	The granting of the Options to Participants under any of the Programs does not obligate the Company to provide such incentives in future Programs or in any similar format in subsequent years. The Company retains the prerogative to analyze and decide on the potential provision of similar incentives in future years.

11.	ADJUSTMENT IN THE NUMBER OF SHARES

11.1.        If the number of shares issued by Azul is increased or decreased due to stock dividends, splits, or reverse splits, appropriate adjustments will be made by the Remuneration Committee to the Global Grant Limit, the Maximum Number of Shares, the Exercise Price in the Programs and the Grant Agreements to reflect such changes in the number of shares subject to the Options granted.

12.	GENERAL PROVISIONS

12.1.        Execution of the respective Grant Agreements shall constitute the Participant’s express, irrevocable, and irreversible acceptance of all terms of the Plan.

12.2.        The rights and obligations arising from the Plan and the Grant Agreements are personal and non-transferable, and may not be assigned or transferred, in whole or in part, by any party, nor pledged as security for obligations, without the prior written consent of the other party, unless expressly provided for in the Plan.

12.3.        The Company’s abstention or failure to exercise any right, power, remedy, or privilege granted by law, the Plan, or the Grant Agreements, or any tolerance of delays in compliance by the Company, shall not constitute a waiver of such rights, powers, remedies, or privileges. The Company may, at its sole discretion, exercise such rights, powers, remedies, or privileges at any time, which are cumulative and not exclusive to those provided by law.

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12.4.        Omissions, doubts, or disagreements that may arise will be resolved by the Board of Directors, with the assistance of the Remuneration Committee. In case of conflict, the provisions of Plan prevail over the Grant Agreement and the Program.

The Company will withhold any and all taxes due in relation to any transaction or transfer involving the shares subject to the Options, as well as take any other measures it deems necessary for the faithful compliance by the Company and the Participants with the legislation applicable to this Plan and the Options.

***

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ANNEX IV

INFORMATION OF THE CANDITATE TO THE BOARD OF DIRECTORS

(in accordance with items 7.3 and 7.6 of the Reference Form)

7.3 – Composition and professional experience of the administration and fiscal council

a. Name:	James Jason Grant	b. Birth date:	March 09, 1972
c. Profession:	Director	d. CPF/MF or Passport:	544372630
e. Elected position held:	Independent member Board of Directors	f. Election Date:	February 25, 2025
g. Date of investiture:	February 25, 2025	h. Term of office:	Until the 2025 AGM
i. Elected by the controller shareholder:	Yes	j. Independent member:	Yes
k. Date on which term of office begins:	February 25, 2025	l. Other positions held or functions performed in the issuer or members of the issuer’s group:	N/A
I. Other positions held or functions performed in companies controlled by shareholders holding >5%: N/A
l. Main professional experience:

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Managing partner of the private equity firm, Headhaul Capital Partners, focused on investing in freight transportation and logistics companies. From February 2022 to August 2024, Mr. James Jason Grant held the position of Chief Financial Officer of Singer Vehicle Design Inc, a luxury car manufacturer.

m.   Description of events/declaration:

In the last five years, the member has not been: (i) found guilty of a crime; (ii) found liable in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Office of the Superintendent of Private Insurance, with penalties imposed; or (iii) found guilty or liable by final decision by the courts or at the administrative level for which would suspend or disqualify the member from engaging in a professional or commercial activity of any kind.

a. Name:	Ricardo Vaze Pinto	b. Birth date:	June 5, 1975
c. Profession:	Lawyer	d. CPF/MF or Passport:	973.873.396-00
e. Elected position held:	Independent member of the Board of Directors	f. Election Date:	February 25, 2025
g. Date of investiture:	February 25, 2025	h. Term of office:	Until the 2025 AGM
i. Elected by the controller shareholder:	Yes	j. Independent member:	Yes
k. Date on which term of office begins:	January 6, 2025	l. Other positions held or functions performed in the issuer or members of the issuer’s group:	N/A
I. Other positions held or functions performed in companies controlled by shareholders holding >5%: N/A

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l. Main professional experience:
Ricardo Vaze Pinto is the Director of Governance, Legal and Tax of the Águia Branca Group’s holding company since 2002. He is responsible for coordinating the Legal, Tax, Accounting and Governance and Compliance departments, in addition to acting as Secretary of the Board of Directors of the Águia Branca Group and of the Boards of the Business Divisions. He has broad legal experience, both in corporate law and in litigation, focusing on governance, compliance and integrity, risk management, tax, corporate law, M&A transactions, capital markets, intellectual property, contract drafting and negotiations. He advises on family office structures (family holding companies) and successions (generational transitions). Ricardo is a lawyer and an accountant (FDV-MG/1997), with an MBA in Tax and Succession Planning (FUCAPE Business School – ES), a specialization in Business Law (LL.M Direito Empresarial – IBMEC/RJ), and a specialization in Corporate Law (UFMG). He is also a Specialist in Governance and Family Enterprises (IBGC, Cambridge Family Enterprise Group and Fundação Dom Cabral.

m.   Description of events/declaration:

In the last five years, the member has not been: (i) found guilty of a crime; (ii) found liable in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Office of the Superintendent of Private Insurance, with penalties imposed; or (iii) found guilty or liable by final decision by the courts or at the administrative level by reason of which the member would be suspended or disqualified from engaging in a professional or commercial activity of any kind.

7.4. – Composition of the committees

Provide the information indicated in item 7.3 with respect to the members of committees established under the company’s bylaws and of the audit, risk, financial and compensation committees, even if such committees or structures are not provided for in the bylaws.

Not applicable.

7.5. – Family relationships

Describe all spousal relationships, stable civil unions, and kinship relationships up to the second degree between (a) members of the issuer’s management; (b) (i) members of the issuer’s management and (ii) members of the management of companies controlled directly or indirectly by the issuer; (c) members of the management of the issuer or of its directly or indirectly controlled companies and (ii) direct or indirect controlling shareholders of the issuer; and (d) (i) members of the issuer’s management and (ii) members of the management of the issuer’s direct and indirect controlling shareholders.

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There isn't.

7.6 – Relationships involving subordination, provision of services or control

Describe all relationships in the last three fiscal years involving subordination, provision of services, or control between members of the issuer’s management and (a) a company directly or indirectly controlled by the issuer, with the exception of companies in which the issuer holds 99% or more of the company’s capital; (b) the issuer’s direct or indirect controlling shareholder; and (c) where relevant, a supplier, customer, debtor or creditor of the issuer, of a company controlled by the issuer, or of any of their controlled or controlling companies.

There isn't.

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